SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

September 09, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Materials for the Annual General Meeting of Shareholders.

Rosh Ha’ayin, Israel
September 09, 2015

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Tuesday, October 27, 2015 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2014, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2014;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2014 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Arie (Arik) Steinberg and Mr. Yehuda Saban; to approve (or to approve and ratify, as the case may be) the compensation terms of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy and; to approve that these directors who have indemnification letters will continue to benefit from the indemnification thereunder; and to approve and ratify (subject to the adoption of Resolution 5 below) that Mr. Yehuda Saban will benefit from the indemnification under said resolution;

(5)	to approve and ratify the grant of an Indemnification Letter to Mr. Yehuda Saban;

(6)
Approval of re-appointment of  Mr. Barry Ben Zeev as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification;

(7)	Approval of the severance terms of the former CEO Mr. Haim Romano.

(8)	Approval of the terms of office and employment of the CEO of the Company, Mr. Isaac Benbenisti.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter is required for the approval of any of items 1, 4(i) and 4(iii) on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of any of items 4(ii), 5 ,6, 7 and 8 and; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on September 18, 2015 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the AGM in person may vote with respect to items 4-8 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items 1-3 and on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda'at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of items 4-8 on the agenda, no later than ten (10) days following the Record Date (September 28, 2015). The deadline for submission of the Board of Directors’ response to such position notices is October 15, 2015. Changes to the AGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 16, 2015 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000)). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 23, 2015. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least seventy two (72) hours prior to the time of the AGM) to the Company at its address above. Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the AGM.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least seventy two (72) hours prior to the time of the AGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to Wednesday, October 28, 2015, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

For information regarding compensation on an individual basis for the Company's five Office Holders with the highest compensation for the year 2014, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2014 “Item 6. Directors, Senior Management and Employees - Item 6B. Compensation” at http://www.sec.gov/Archives/edgar/data/1096691/000117891315000814/zk1516385.htm.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors Nomi Sandhaus, Adv. Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on Tuesday, October 27, 2015 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2014, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2014;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2014 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Arie (Arik) Steinberg and Mr. Yehuda Saban; to approve (or to approve and ratify, as the case may be) the compensation terms of several directors; to approve that these directors will continue to benefit from the Company's existing D&O insurance policy and; to approve that these directors who have indemnification letters will continue to benefit from the indemnification thereunder; and to approve and ratify (subject to the adoption of Resolution 5 below) that Mr. Yehuda Saban will benefit from the indemnification under said resolution;

(5)	to approve and ratify the grant of an Indemnification Letter to Mr. Yehuda Saban;

(6)
Approval of re-appointment of  Mr. Barry Ben Zeev as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification;

(7)	Approval of the severance terms of the former CEO Mr. Haim Romano.

(8)	Approval of the terms of office and employment of the CEO of the Company, Mr. Isaac Benbenisti.

A form of a Deed of Vote (Hebrew and English versions) for use at the AGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Items 4-8 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least seventy two (72) hours prior to the time of the AGM or if voted electronically, no later than six hours before the time fixed for the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 18, 2015, will be entitled to participate in and vote at the AGM. Proxies are being distributed to shareholders on or about September 09, 2015; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 08, 2015, the Company had outstanding 157,422,286 Ordinary Shares, excluding 3,125,585 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

ITEMS 1 AND 2

RE-APPOINTMENT OF AUDITOR AND DISCUSSION OF ITS REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2014, and its affiliates will be NIS 2,329 thousand for audit fees (including SOX audit), NIS 275 thousand for audit-related fees, and NIS 455 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2014, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolution be adopted:

1.	“RESOLVED: to re-appoint the Company’s auditor, Kesselman & Kesselman, as the auditor of the Company for the period ending at the close of the next annual general meeting.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2014 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

ITEM 3

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2014, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

 It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2014 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4

RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL OF
COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the “Founding Israeli Shareholders”). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen served as a General Partner of Viola Private Equity from January 2008 until March 2013. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd., the investment banking services arm of the Leumi Group, where she was responsible for the Group’s Private Equity portfolio. Between 2004 and 2007, Ms. Ronen led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Prior to these positions, Ms. Ronen served as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 until 2001. Ms. Ronen serves on the Board of Directors of Mizrahi-Tefahot Bank Ltd. and Fox-Wizel Ltd. and also serves as an advisor to Liquidnet, Inc. and leading its activity in Israel. Ms. Ronen served on the Board of Directors of several companies including: the Paz Group, Direct-I.D.I. Insurance Company Ltd., Leumi Card Ltd., Arab Israeli Bank, Orad Hi-tech Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., Degania Medical Ltd., Matomy Media Group Ltd. and Leumi Mortgage Bank. Ms. Ronen holds a B.Sc. in mathematics and computer science and an M.B.A., both from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (as amended) (the “Israeli Securities Law”) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which becomes vacant. Any director elected in such manner shall serve in office until the close of the coming annual general meeting and may be re-elected. Accordingly, on April 29, 2015, the Board of Directors has elected Mr. Yehuda Saban as a director of the Company. The service of Mr. Yehuda Saban was recommended by the court approved receiver with respect to most of the shares of Scailex Corporation Ltd. (“Scailex”) in the Company. As reported in 2012 by Scailex, S.B. Israel Telecom Ltd. ("S.B.") and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them). Additionally, subject to the provisions of any law, S.B. and Scailex agreed to take all action, including their voting power in the shareholders meetings of Partner, to ensure that the composition of Partner's Board of Directors will generally be: a majority of candidates recommended by S.B. and two candidates recommended by Scailex (as long as the cumulative holdings of Scailex and its related parties in Partner is equal to 10% or more of Partner's share capital, or one candidate if such holdings are less than 10% but equal to or greater than 5%, or no candidate if such holdings are less than 5%). On December 31, 2014, Mr. Yahel Shachar, who served as a director of the Company on behalf of Scailex, resigned from the Company's Board of Directors, effective as of that date.

Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr.Yehuda Saban, Mr. Arie Steinberg and Mr. Ori Yaron and (as also listed in the table below) will terminate their office as directors of the Company as of the end of the AGM. It is proposed to re-elect these directors until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Mr. Barry Ben Zeev (Woolfson) and Dr. Michael Anghel as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Dr. Michael Anghel, Mr. Barry Ben Zeev (Woolfson) (whose re-appointment as an external director (Dahatz), is on the AGM agenda), Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben Zeev (Woolfson), Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Dr. Anghel, Mr. Ben Zeev (Woolfson) and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with amendment no. 20 to the Israeli Companies Law (“Amendment No. 20”)), including the following: (a) that other than the Chairman of the Board of Directors, the directors' compensation should, generally, be in unified amounts (or calculated in a unified manner according to number of meetings, as the case may be) (as customary), and it is not appropriate to adjust it to the circumstances of each director individually; (b) that the Compensation (as defined below) proposed to the directors is appropriate considering their role, the responsibility imposed on them and considering the education, qualifications, expertise and professional experience and accomplishments of each of the directors; (c) that the Compensation should be set according to quantifiable criteria; (d) that as the directors do not hold full-time positions in the Company and as part of the final amount of the Compensation is not yet known (calculated based on participation in meetings), it is irrelevant to compare their Compensation to the compensation of Company employees (or the employees of manpower contractors who are working for the Company); (e) that the Compensation currently payable to directors does not include capital or variable components; (f) that it is meaningless to require a director to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements, as the Compensation is dependent only on the number of meetings and the form of participation (participation in person, by means of communication or in writing); and (g) following approval of the Compensation by the shareholders, it is not appropriate that the directors will have discretion to reduce or otherwise change their own compensation without shareholders' approval.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

It should be noted that the Compensation plan for the Company's directors is in accordance with the Company's Compensation Policy for office holders which was approved by the shareholders at the Extraordinary General Meeting of shareholders dated October 17, 2013 (the “Compensation Policy”) and is in line with Amendment No. 20.

The Compensation Committee and Board of Directors have noted the respective personal interests of the directors nominated for re-election and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM:

(a) to approve the compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg and Mr. Ori Yaron, commencing from the close of the AGM, and to approve and ratify the compensation of Mr. Yehuda Saban, commencing from the date of his appointment (April 29, 2015), for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”);

(b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the directors listed in clause (a) above, as determined by the Compensation Committee. The Compensation Committee has determined that reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”); and

(c) to approve that the directors listed in clause (a) above will continue to benefit from the Company's existing D&O insurance policy.

The Compensation Committee and Board of Directors have also resolved and recommended to the shareholders at the AGM, to approve and ratify, subject to the adoption of Resolution 5 below, that Mr. Yehuda Saban will benefit from indemnification under said resolution. In addition, the Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve that the directors listed in clause (a) above who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Mr. Adam Chesnoff	Director and Chairman of the Board of Directors
Mr. Elon Shalev	Director and Vice Chairman of the Board of Directors
Mr. Fred Gluckman	Director
Mr. Sumeet Jaisinghani	Director
Mr. Yoav Rubinstein	Director
Mr. Arieh Saban	Director
Mr. Arie (Arik) Steinberg	Director
Mr. Ori Yaron	Director
Mr. Yehuda Saban	Director
Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company; and of MNC Sky Vision Ltd., Indonesia’s largest pay television operator. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in Economics and Management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group. Mr. Shalev was the founder of Channel 2 news and from 1993 to 1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of "Yediot Aharonot", and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB group.. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (YES) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in Political Science from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer and senior vice president of Saban Capital Group, Inc. ("SCG"). In this position, Mr. Gluckman is responsible for all financial, accounting and tax functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience prior to joining SCG includes international and domestic advisory work in the London and Southern California practices of Deloitte.  Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the National Board of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in Economics from Wharton Business School and studied at the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Sumeet Jaisinghani was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Jaisinghani is a Managing Director of Saban Capital Group, Inc. (“SCG”), is responsible for SCG’s principal investment activities in Asia and is head of SCG’s Singapore office. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and an observer on the Board of Directors of Taomee. Mr. Jaisinghani played a key role in SCG’s investments in Partner, Media Nusantara Citra, MNC Sky Vision, CTE and Taomee. Mr. Jaisinghani was also involved with SCG’s controlling investment in Bezeq Israel Telecommunications Company Ltd. until its sale in April 2010. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University's Kelley School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (yes), Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling Avner oil exploration. Previously Mr. Saban served over 6 years in various capacities with the budget department of the Finance Ministry as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During these years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban holds a B.A. in Economics & Business Management (Graduated with Honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999 - 2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group as well as a director of Maalot (the Israeli affilate of Standard and Poor's). Prior to that, Mr. Steinberg served as Managing Director of Etgar - Portfolio Management Trust Co., owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron is a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in Economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

As described above, Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yehuda Saban, Mr. Arie Steinberg, and Mr. Ori Yaron, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Ori Yaron and to approve and ratify the Compensation of Mr. Yehuda Saban; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; (D) to approve that the directors listed above in clause (A) who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect; and (E) to approve and ratify (subject to the adoption of Resolution 5 below) that Mr. Yehuda Saban will benefit from indemnification under said resolution;

(iii)
RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect; and

(iv)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items 4(i) and 4(iii) on the agenda. The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 4(ii) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 4(ii) on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5

APPROVAL AND RATIFICATION OF THE GRANT OF
INDEMNIFICATION LETTER TO A DIRECTOR

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify directors and other office holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses he will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or office holders of the Company) in his capacity as a director or office holder of the Company. The Israeli Companies Law combined with the Israeli Securities Law authorize indemnification for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable legal expenses, including attorney fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)
reasonable legal expenses, including attorney fees, incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial sanction (Itzum Caspi);

(iv)	Payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)
Expenses incurred in connection with a proceeding (a “Proceeding” - halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (including attorney fees), including by indemnification in advance.

The Israeli Companies Law combined with the Israeli Securities Law provides that a company may not indemnify a director or an office holder for his liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pezizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder; and (v) a Proceeding (halich).

At the Extraordinary General Meeting of shareholders held on October 17, 2013 (the “EGM”), the shareholders of the Company approved and ratified the grant of a revised indemnification letter (the “Revised Indemnification Letter”) to the directors nominated by S.B. and Scailex, who were serving on the Board of Directors at that time, for serving as the Company's director, or as a director or office holder on behalf of the Company in other companies. The Revised Indemnification Letter is attached hereto as Annex “C”. The grant of an indemnification letter to the rest of the directors currently serving on the Board of Directors - Dr. Michael Anghel, Mr. Barry Ben Zeev (whose re-appointment as an external director (Dahatz), is on the AGM agenda) (Woolfson), Ms. Osnat Ronen and Mr. Arie Steinberg - was approved at the Annual General Meeting held on May 8, 2012.

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after the date of the EGM, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under Section 3.13 of the Revised Indemnification Letter (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner’s Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to (i) an indemnified person and such other indemnified persons under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount), and to (ii) one or more indemnified persons under indemnification letters issued by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the “Combined Maximum Indemnity Amount”), the Maximum Indemnity Amount for all indemnified persons under the Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount) shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any indemnification letter containing the Combined Maximum Indemnity Amount.

It is hereby proposed to issue to Mr. Yehuda Saban, who was appointed as a director on April 29, 2015 (as described above under Item 4) and has not yet been issued an indemnification letter, with respect to his serving as a director in the Company or as a director or office holder on behalf of the Company in other companies, the Revised Indemnification Letter, effective April 29, 2015.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with Amendment No. 20), including the following: (a) that generally, the indemnification letter should be in a uniform manner for all directors (as customary) at the time of the grant and it is not appropriate to adjust it separately to the circumstances of each director or to other compensation he receives from the Company and it should be set according to quantifiable criteria and it is irrelevant to compare the indemnification letter to the compensation of Company employees (or the employees of manpower contractors who are working at the Company). In addition, the essence of the indemnification letter does not allow for the possibility of retaining discretion with respect to a reduction of the indemnification when it is actually paid; (b) that the Revised Indemnification Letter includes a condition that clarifies that a director will be required to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements; (c) that granting indemnification letters to directors is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities; (d) that granting indemnification letters to directors is essential in order to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

The Compensation Committee and the Board of Directors of the Company have resolved and recommended to the shareholders at the AGM to approve and ratify, the grant of the Revised Indemnification Letter to Mr. Yehuda Saban, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner’s current activities, and resolved that such resolutions are in the best interest of the Company. The Compensation Committee and the Board of Directors have noted the Personal Interest of Mr. Yehuda Saban and the directors nominated by S.B. or Scailex in this matter.

As described above (under item 4), Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yehuda Saban and to provide him with the Revised Indemnification Letter;

(ii)
RESOLVED: the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner's current activities; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 5 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 6

APPOINTMENT OF AN EXTERNAL DIRECTOR (DAHATZ)

Under the Israeli Companies Law, the Company is required to have at least two external directors (Dahatzim) on its Board of Directors. The Board of Directors of the Company has resolved to propose to the shareholders of the Company to re-appoint Mr. Barry Ben Zeev (Woolfson) as an external director (Dahatz) of the Company.

Mr. Barry Ben Zeev serves as an external director (Dahatz) of the Company and his term of office expires on October 27, 2015. The Israeli Companies Law allows the re-appointment of an existing external director (Dahatz) for three terms of three years.

The Audit Committee and Board of Directors approved and recommended to the shareholders at the AGM to approve, the re-appointment of Mr. Barry Ben Zeev as an external director (Dahatz) for a third term of three years, commencing on October 28, 2015. Our Audit Committee and our Board of Directors noted Mr. Barry Ben Zeev's unique and extensive experience in banking and capital markets, while at the same time Mr. Ben Zeev has finance and corporate-strategy expertise. The Audit Committee and Board of Directors determined that, due to Mr. Ben Zeev's unique expertise and contribution to the operation of the Board of Directors and its Committees, re-electing Mr. Ben Zeev to another term is in the Company’s best interest. The directors noted that Mr. Ben Zeev’s independence is apparent from his actions and the views he expresses in meetings of the Board of Directors and its Committees particularly, since during Mr. Ben Zeev’s service as an external director (Dahatz) of the Company, the Company had two different Controlling Parties (as stated in the Israeli Companies Law), which also shows lack of ‘linkage’ of Mr. Ben Zeev to any of them. Mr. Ben Zeev’s financial expertise is apparent in his forward looking comprehension of the financial challenges that the Company faced and his long term vision of the challenges that the Company has yet to face. His deep understanding of the Company's activities together with his financial and strategic expertise as well as his vast experience as chairman of the Audit and Compensation Committees that uphold proper corporate governance of the Company and accompanying Partner over the years are a significant contribution to the Company's performance.  The Audit Committee and Board of Directors have noted the personal interest of Mr. Ben Zeev.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner as an external director (dahatz) in October 2009 and serves as the chairman of the Audit Committee and Compensation Committee and as a member of the Debt Committee. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006,  Chairman of Poalim Asset Management during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ellomay Capital Ltd., Poalim Asset Management UK Ltd., Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta'asiya Ltd., Kali Pension Administration Management Ltd. and Altshuler Provident and Pension Ltd. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007. Mr. Ben Zeev holds a B.A. in Economics and an M.B.A both from Tel-Aviv University.

The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben Zeev was determined by the Board of Directors to be one of these “accounting and financial experts”. Mr. Ben Zeev also qualifies as an independent director according to U.S. law.

Under the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director) (2000), as amended (the “Remuneration Regulations”), the remuneration we pay our external directors (Dahatzim) requires the approval of shareholders. Our Compensation Policy for Office Holders, adopted by our shareholders on October 17, 2013 (the “Compensation Policy”), states that our directors shall generally be (i) entitled to remuneration, which includes an annual financial compensation and compensation for participation in meetings, in conformity with the provisions of the Remuneration Regulations, (ii) entitled to reimbursement of expenses, (iii) benefit from our Office Holders’ insurance policy and from indemnification letters that have been or shall be granted to them, and (iv) if so determined by the Company and subject to the conditions specified in our Compensation Policy, to certain equity compensation (no equity compensation is proposed hereby).

The Remuneration Regulations allow for several methods of remuneration of the external directors (Dahatzim) and also allow for reimbursement of certain expenses to external directors (Dahatzim). The Remuneration Regulations recognised the increased burden on, and responsibility of, the external directors (Dahatzim) and allow the Company to remunerate the external directors according to the “relative method”, which is relative to the remuneration that a company pays its “other directors”. The term “other directors” is defined in the Remuneration Regulations. It generally includes directors who are not external directors (Dahatzim) in that company, controlling party directors, directors holding another position in the company, holding a position in that company's controlling party or in an entity controlled by that controlling party, directors who provide additional services on an ongoing basis to that company, the controlling party or to a company controlled by that company's controlling party or directors who receive other remuneration from that company. We wish to continue remunerating Mr. Barry Ben Zeev according to the “relative method” of remuneration under the Remuneration Regulations by paying Mr. Barry Ben Zeev the same remuneration that the Company pays its “other directors” and its additional external director (Dr. Michael Anghel). Therefore, we wish to pay Mr. Barry Ben Zeev, commencing from the date of his re-appointment (October 28, 2015), an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event that options will be granted to Company directors, the Company will grant options to the Company's external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Mr. Barry Ben Zeev, if and to the extent permitted by the Compensation Policy at the relevant time.

The Compensation Committee and Board of Directors have considered Mr. Ben Zeev’s education, qualifications, expertise and professional experience and achievements, the creation of uniformity in the directors’ compensation, the advancement of the Company’s objectives, its policy from a long-term perspective, the creation of suitable incentives for directors of the Company (considering, inter alia, the Company’s risk-management policy), the size of the Company and the nature of its operations. The Compensation Committee and Board of Directors have noted the personal interest of Mr. Ben Zeev and, subject to his re-appointment, approved, and recommended to the shareholders at the AGM to approve, the payment of the Remuneration to Mr. Ben Zeev and the reimbursement of expenses to him as set forth in the Remuneration Regulations. The Compensation Committee and Board of Directors have also approved, and recommended to the shareholders at the AGM to approve, as previously approved by the shareholders, that Mr. Ben Zeev will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification letter, which will continue in full force and effect.

The shareholders of the Company approved the appointment of Dr. Michael Anghel  as an external director of the Company until May 7, 2018. He continues to serve as an external director (Dahatz) of the Company without any change.

As described above (under item 4), Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-appoint Mr. Barry Ben Zeev as an external director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law, commencing on October 28, 2015;

(ii)
RESOLVED: to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Mr. Barry Ben Zeev. In the event that options will be granted to Company directors, the Company will grant options to Mr. Barry Ben Zeev in a manner complying with the Remuneration Regulations, if and to the extent permitted by the Company's Compensation Policy at the relevant time. Mr. Ben Zeev will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification letter, which shall continue in full force and effect; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 6 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting “Controlling Parties“ (as stated in the Israeli Companies Law including section 268 thereof, “Controlling Parties“) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder constitutes a Controlling Party in the Company or has a Personal Interest in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) or not, as a condition for that shareholder's right to vote and be counted with respect to item no. 6 on the agenda. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a Controlling Party interest or a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours (72) prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions

ITEM 7

APPROVAL OF SEVERANCE TERMS OF THE FORMER CEO MR HAIM ROMANO

On May 19, 2015, the Company announced that Mr. Haim Romano, the Company’s CEO at the time, requested to resign from office and the Company’s Board of Directors accepted his resignation. Mr. Haim Romano resigned from office in the Company on July 1, 2015. Mr. Haim Romano was appointed as CEO of the Company in October 2011 and served for over three years as CEO of the Company, during which he worked incessantly to implement the Company’s vision, despite the Company’s challenging business reality and the stormiest competitive environment in the history of the Israeli telecommunications market. It should be noted that Mr. Romano assumed the office of the Company’s CEO while dramatic changes were underway in the telecommunications market, being cognizant of the anticipated challenges, out of his commitment and determination to maximize the business results, given that reality. During his term of office, Mr. Romano brought the Company to significant achievements, including the implementation of a streamlining plan in all of the Company’s spheres of activity, including the significant reduction of the Company’s costs, the engagement in a network-sharing agreement with Hot Mobile Ltd. ("Hot Mobile") - the first of its kind in the State of Israel, the building of a leading customer service division and positioning of the Company at the vanguard of the technological front, by the Company being the first to launch the LTE (4G) technology in Israel. Noting these achievements and Mr. Romano’s important role in navigating Partner through the turbulent waters of the Israeli telecommunications market, the Compensation Committee and Board of Directors deemed it important to grant Mr. Romano a severance bonus that is congruent with the Company's Compensation Policy.

Under the Israeli Companies Law, and in accordance with Amendment No. 20 and the Company's Compensation Policy, the severance bonus terms for a company's CEO requires approval of the company's organs. The Company has the discretion to grant severance bonuses to office holders, including the company's CEO ad hoc, only under exceptional circumstances and based on reasons of great importance, which shall be detailed in the resolutions of the Company's relevant organs.

"Severance Bonus" – in accordance with the Company's Compensation Policy, the severance bonus shall be granted commensurate to the terms of employment of an office holder, shall be calculated based on his ongoing remuneration and shall not exceed 25% of the ongoing remuneration for each year of employment at the Company. The severance bonus will be determined while taking into consideration the office holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, and shall be calculated while considering the Company’s performance during the office holder’s incumbency, as shall be decided by the Board of Directors. In addition, the decision making  with regards to the severance bonus shall take into account the circumstances of the office holder’s severance and how they affect the office holder’s right to the severance bonus.

For the terms of office of Mr. Haim Romano1, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 “Item 6. Directors, Senior Management and Employees - Item 6B. Compensation” and Annex “E”.

1	Mr. Romano was holding office through a management company.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed severance terms (in line with Amendment No. 20 and the Company's Compensation Policy), and examined whether the grant of the Proposed Severance Bonus (as defined below) complies with the requirement for a close link between payments and performance, while protecting the interests of the Company and its shareholders while examining relevant benchmarks, market trends, particularly of dual listed companies and compliance with covenants, among others: (a) the need to reward Mr. Haim Romano for his intensive work and leading a clear strategy, among others, by maintaining financial strength and adjusting the Company's expense structure and operating model: The Company’s net debt was reduced by approximately NIS 2.3 billion, from NIS 4.9 billion to approximately NIS 2.6 billion – a 47% reduction. The operating expenses (not including equipment and depreciation) were reduced from approximately NIS 950 million in the third quarter of 2011 to approximately NIS 600 million in the second quarter of 2015; i.e., expenses were reduced at an annual rate of approximately NIS 1.4 billion.The wage cost was reduced from approximately NIS 293 million in the third quarter of 2011 to approximately NIS 158 million in the first quarter of 2015. The Retail Division was established (using existing resources) while focusing on growth in sales and in end-equipment profitability – which rose by tens of percentage points. Technological innovation and leadership: The Company regained its position leading the market in innovation and advanced technology, 4G – the Company was the first to establish and roll out the advanced 4G network with the most expansive nationwide deployment and readiness for LTE Advanced Technology (4.5). These efforts enabled the Company to open a wide lead ahead of all of its competitors – according to the OOKLA Index. Launch of the “one” system – the Company’s IT systems were upgraded, including the Customer Relationship Management (CRM) systems. Innovative product development – 4G-compatible products were developed as part of demonstrating the Company’s innovative vision. Implementation of the broadband infrastructure reform – Partner was the first among the major telecommunications groups. Network-sharing agreement with Hot Mobile: the first of its kind in Israel. The merger of Partner/Orange with 012 Smile Telecom  Ltd. ("012 Smile") – in 2012, 012 Smile was merged into the Partner Group, thereby transforming Partner from a cellular company into a comprehensive telecommunications company offering a comprehensive service basket to private consumers and to the business market. First place in quality of service- during Mr. Romano's term, Partner and 012 Smile became the highest ranking companies in the industry. The Company's superior-quality service earned recognition by two official independent bodies: the Ministry of Communications and “Emun Hatzibur” (“Public Trust,” a non-profit consumer advocacy organization), which found that Partner receives the least number of complaints relative to the total number of customers and compared to all other competitors. Corporate responsibility – Partner is the only cellular company to be assigned a “Platinum” ranking in the “Maala” Index for corporate responsibility after a list of subjects were examined, such as contribution to the community, environmental quality, business ethics, purchasing warranties, employees’ involvement in the community, health, safety and more.   (b) To set a personal example, Mr. Haim Romano waived his right to receive annual bonuses: In 2012, 2013 and 2014: bonuses totalling approximately NIS 2.6 million in each of the years 2012 and 2013 and NIS 2 million in 2014. In addition, in 2013, Mr. Haim Romano waived his right to receive a retention bonus in the sum of NIS 1.8 million. In total, Mr. Romano waived the receipt of approximately NIS 8.9 million during his incumbency as Partner’s CEO. Mr. Haim Romano announced that, if the severance bonus is approved by the Company’s institutions, he will waive his annual bonus for 2015, if any. (c) In accordance with the Compensation Policy for office holders of the Company, in order to ensure congruence between all compensation components for the office holders and between them and the conditions in the market, all components of the office holder’s compensation plan are presented to the members of the Compensation Committee and Board of Directors when approval of an office holder's personal plan or one of its components is up for discussion. Furthermore, the salary ranges and the rest of the terms of office and employment of the Company’s office holders have been and shall be determined, inter alia, by comparing them to the market and to similar positions at similar companies. The directors considered the opinion and comparative data that was supplied by Prof. Moshe Zviran (a recognized Israeli expert for compensation) that examined the compensation received by Mr. Haim Romano compared to the benchmark for the office of CEO, which shows that the data on the payments to Mr. Romano were within the customary range. Prof. Zviran also examined severance packages paid by similar companies in recent years. It is emphasized that the comparative analysis of Prof. Zviran took into account the bonuses mentioned in section (b) above, which were not actually received by Mr. Romano, due to his waiver of the bonuses during all of the years of Mr. Romano’s term, since if they were neutralized, it would have significantly reduced the range of compensation to Mr. Romano.

The Compensation Committee of the Company discussed Mr. Haim Romano's severance terms at two separate meetings. Thereafter, it referred the severance terms to be discussed by the Board of Directors. The Board of Directors has thoroughly considered this matter of Mr. Romano's severance terms based on the considerations set forth above and resolved to approve and to recommend to the shareholders of the Company to approve the Proposed Severance Bonus (as defined below).

In accordance with Section 7.1.3 of the Compensation Policy, insofar as the law permits this, if the shareholders oppose the approval of a Compensation Plan2, the Compensation Committee and Board of Directors may approve the Plan, in “special cases”, notwithstanding shareholders’ opposition, after having held another discussion of the terms of the Compensation Plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and determined that this resolution is in the best interest of the Company.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve (a) An additional compensation for payment for advance notice as agreed with Mr. Haim Romano as part of the management agreement with him in the amount of NIS 1,208,442 and an adjustment payment in the amount of NIS 1,208,442 that Mr. Haim Romano is entitled to in accordance with his employment agreement (the “Proposed Severance Bonus”). The amount of the severance bonus is NIS 2,567,525 and is congruent with the Compensation Policy-does not exceed 25% of the ongoing remuneration for each year of employment at the Company.

As described above in Item 4, Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the grant of the Proposed Severance Bonus to Mr. Haim Romano in the amount of NIS 2,567,525; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 7 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 7 on the agenda or not, as a condition for that shareholder’s right to vote and be counted with respect to this item. A shareholder voting by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

2 “Compensation Plan” – a plan that relates to the terms of office or employment of an office holder or a number of office holders of the Company, in relation to a particular matter or a variety of matters (according to the Company's Compensation Policy)

ITEM 8

APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF THE
CEO OF THE COMPANY, MR. ISAAC BENBENISTI

On May 19, 2015, the Board of Directors of the Company announced the appointment of Mr. Isaac Benbenisti, who was the Deputy CEO at that time, to the office of CEO of the Company, effective July 1, 2015 (“Office Commencement Date”).

According to that stated, presented herewith for approval are the terms of office and employment of the CEO and the Company’s engagement in a management services agreement with Marco Polo Craft Ltd., a private company wholly owned by Mr. Isaac Benbenisti (“Management Company”) for the receipt of general management services of the Company, in the position of the Company’s CEO through Mr. Benbenisti only ("Management Agreement"), as of the Office Commencement Date.

Mr. Benbenisti joined the Company’s senior management team as the Deputy CEO in November 2014. In his previous positions, Mr. Benbenisti had served for seven years as the CEO of Bezeq International Ltd., as a director and manager of the PC and distribution channels division at Hewlett-Packard (HP), and as the CEO of CMS Compucenter Ltd. Mr. Benbenisti possesses a high level of managerial and interpersonal skills, extensive experience and a deep understanding of the telecommunications market and, during his incumbency as the Deputy CEO, he succeeded in thoroughly familiarizing himself with the Company and its businesses.

Pursuant to section 272 (C.1.)(1) of the Companies Law, a company’s engagement with the company’s general manager in relation to his terms of office and employment that conforms to the compensation policy, must be approved by the compensation committee, the board of directors and the general meeting of the shareholders by a special majority set forth in section 267A of the Companies Law.

The Compensation Committee of the Company discussed the terms of office and employment of the Company’s CEO and the Company’s engagement in the Management Agreement at two separate meetings afterwhich the Company’s Board of Directors discussed the matter at two additional meetings. The directors determined that Mr. Benbenisti’s terms of office and employment are in accordance with the Company’s Compensation Policy.

The Compensation Committee and the Board of Directors considered the provisions of the Compensation Policy, which include, inter alia, the requirement that compensation be linked to performance and that a correlation must be made between the interests of the Company’s CEO and the interests of the Company and its shareholders, while examining criteria, relevant benchmarks and market trends.

Prior to the meetings that approved Mr. Benbenisti’s terms of office and employment, data were presented to the Compensation Committee and to the Board of Directors of the Company with regard to: the CEO’s package of terms of office and employment according to the Management Agreement; with regard to the Compensation Policy and its implications in terms of the cost of employing him at the Company; with regard to the comparative analysis conducted by Prof. Moshe Zviran of the terms of office and employment of CEOs at companies comparable to the Company; with regard to the terms of office and employment of the former CEO, Mr. Haim Romano and data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on labor relations in the Company.

Following are the principal terms of office and employment of the CEO of the Company:

Validity of the agreement: The terms of office and employment of Mr. Isaac Benbenisti through the Management Company shall be in effect as of July 1, 2015. The Management Agreement is for an indefinite period.

Management fee: As of the Office Commencement Date and for the duration of the engagement period, the Management Company shall be entitled to monthly management fees, linked to the consumer price index ("CPI") known on the payment date, compared to the base CPI (base index is the CPI in respect of June 2015), at the monthly sum of NIS 197,315, plus duly required V.A.T.

Variable component: In addition to the management fee, the Management Company shall be entitled to an annual cash bonus in respect of the achievement of quantitative and qualitative targets, and to equity compensation by way of options exercisable for shares of the Company as set forth below.

Annual cash bonus:

Targets:

90% of the maximum annual cash bonus shall be based on Company targets, using key performance indicators to be defined by the Compensation Committee and the Board of Directors around the date of approval of the Company’s budget for the following year.

With regard to 2015, targets were defined for Mr. Isaac Benbenisti by the Compensation Committee and the Board of Directors at the beginning of the year in his capacity as the Deputy CEO. These targets shall be used for the purpose of ascertaining Mr. Benbenisti’s eligibility, for an annual cash bonus in respect of the entire year 2015.

The Company’s targets include (and may also include in the coming years), inter alia, the following targets: EBITDA, cash flow, subscriber (cellular and fixed-line composite index), cellular and fixed-line ARPU, network quality and key projects. The Compensation Committee and Board of Directors define the weight of each of the targets. The ratio of the EBITDA target out of all company targets, will not be less than 30%. When calculating the achievement of the EBITDA target and all other targets constituting the basis for the annual cash bonus, the Compensation Committee and Board of Directors shall neutralize one-time and exceptional events if taking them into account would result in an outcome that does not serve the objectives underlying the granting of the annual compensation, and would result in overcompensating or undercompensating office holders, other than according to their performance.

10% of the maximum annual cash bonus shall be based on an evaluation of the Management Company’s performance during that year by the Compensation Committee and Board of Directors, based, inter alia, on nonfinancial indicators, including the office holder’s long-range contribution and his long-range performance.

Pursuant to the Compensation Policy, the minimum criterion for receiving the annual cash bonus is that the total EBITDA shall not have decreased by more than 40% of the total EBITDA for the year preceding the year in respect whereof the bonus is payable.

The payment terms for each annual cash bonus shall be as follows:

% achievement of Company targets*	Bonus calculation
Less than 80%	Ineligible for an annual bonus
80% to 120%	% of achievement of the Company targets × NIS 1.5 million
Higher than 120%	120% × NIS 1.5 million.

*In accordance with the Compensation Policy, a minimum and maximum threshold will be set for each of the Company targets.

The percentage of achievement of the Company targets is calculated as an average of the weights of the targets.

The annual cash bonus to which the Management Company shall be entitled, assuming full achievement (100%) of the Company’s targets is NIS 1.5 million, subject to its increase insofar as the percentage achievement of the targets will exceed 100% up to 120% ("Maximum Cash Bonus”). Duly required V.A.T. shall be added to the total annual bonus.

The annual cash bonus is linked to the CPI base month – the CPI in respect of June 2015.

Equity incentive: The Company shall grant an option plan to the CEO at the value of approximately NIS 8 million (according to a Black & Scholes ("B&S") model), which was based on a comparative analysis conducted by Prof. Moshe Zviran, mentioned above and was brought to the Compensation Committee and to the Board of Directors for approval. The B&S model calculation was conducted according to the method set forth in note 19 of the financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 with the necessary changes.

The exercise price of the options in the CEO’s equity incentive plan shall be at the height of the average closing price of the Company’s share during the 30 trading days on the Tel Aviv Stock Exchange ("TASE") preceding the Grant Date (as defined below), plus a 5% premium. The options shall be granted pursuant to the Company’s 2004 Equity Incentive Plan. The options shall vest in three equal tranches, at the end of the first year, at the end of the second year and at the end of the third year after the Grant Date, provided that the Management Company continues to be employed at those times. The exercise dates are according to the said plan. For details about the terms of the aforesaid incentive plan, see Exhibit 1(a)15. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (inclusion here is by way of referral), at: http://maya.tase.co.il/bursa/report.asp?report_cd=953397 and http://www.sec.gov/Archives/edgar/data/1096691/000117891315000814/exhibit_15a-1.htm.

Subject to the approval of the General Meeting, the options shall be granted to the CEO of the Company one business day after having been approved by the General Meeting (“Grant Date”), with the exercise price (according to the exercise price determination mechanism stated above) and the number of options (according to the aforesaid value) to be defined at that time.

The granting of the options replaces the equity incentive plan that had been granted to Mr. Benbenisti in 2014, in his former capacity as the Deputy CEO, and is contingent upon his waiving the aforesaid plan that had been granted to him.

Car: The Company shall bear the costs of car usage by the CEO and maintenance, (at this time, the vehicle cost is a monthly sum of approximately NIS 8,700).

Work related benefits: The Management Company shall be entitled to those benefits that are being granted, as a rule, to all other office holders in the Company. These benefits include a telephone, a meals arrangement, mobile phone and additional benefits according to the Company’s Compensation Policy and practices.

Indemnification and insurance: Pursuant to the Compensation Policy, and as approved at the EGM held on October 17, 2013, the Company may grant indemnification to its directors and senior managers at the maximum extent permitted by law and the Company’s Articles of Association, and grants them letters of indemnification for this purpose, in the version approved by the EGM. Additionally, the directors and senior office holders of the Company are insured under the Company's D&O insurance policy. According to that stated, a letter of indemnification was granted to Mr. Benbenisti.

Mr. Benbenisti is insured under the aforesaid D&O insurance policy which shall be expanded to also apply to a liability of the Management Company resulting from a lawsuit filed against it due to an act and/or omission by Mr. Benbenisti in his capacity as an office holder of the Company, according to the policy terms.

Termination of service: In the event of termination of the Management Agreement, the Management Company shall be entitled to, and shall be required to issue, advance notice of six months. During the advance notice period, the Management Company, through Mr. Benbenisti, shall continue to provide the management services, unless the Company shall otherwise instruct.

In addition to the advance notice period, upon termination of the Management Agreement, the Management Company shall be entitled to a period, during which it shall receive a management fee without having to provide service through Mr. Benbenisti: a period of three months, if he shall conclude his service during the first year of his appointment, and a period of six months, as of the beginning of his second year.

Pursuant to clause 9 of the Compensation Policy and by law, the Company’s CEO shall be required to return sums to the Company that had been paid to him on the basis of data that subsequently were discovered to be erroneous and were restated in the Company’s financial statements, if and insofar as this shall transpire.

The ratio between the Management Company’s terms of office and employment and the wages of the rest of the employees of the Company and of employees of manpower contractors who are working at the Company3:

The ratio between the value of Mr. Benbenisti’s terms of employment and the average wage of the Company’s employees, excluding employees of manpower contractors, is approximately 37, while the ratio between the value of Mr. Benbenisti’s terms of employment and the median wage of the Company’s employees, excluding employees of manpower contractors, is approximately 57.

The aforesaid ratios do not include data regarding the average wage and median wage of employees of manpower contractors but in the Company's opinion such data would only have raised the average wage and the median wage, and therefore, would have only narrowed the aforesaid ratios. Considering the CEO’s office and the difference in the wage levels, these gaps do not suffice to affect labor relations in the Company.

3
“Employees of a manpower contractor who are working at the Company” – employees of a manpower contractor, when the Company is their actual employer, and employees of a service contractor who are engaged in the provision of a service at the Company; in this context, “Manpower Contractor,” “Service Contractor,” “Actual Employer” – as these terms are defined in the Employment of Employees by Manpower Contractors Law, 5756 – 1996.

“Wage” – the income for which national insurance contributions are being paid, pursuant to chapter 15 of the National Insurance Law [Consolidated Version], 5755 – 1995.

The Compensation Committee and the Board of Directors discussed the ratio between the fixed proposed compensation regarding the CEO and the variable equity and cash compensation and reached the conclusion that the aforesaid ratios are in accordance with the Compensation Policy.

The terms of office and employment of the former CEO, Mr. Haim Romano are attached as Appendix “E” as additional information.

The rationale of the Compensation Committee and the Board of Directors for approving the terms of office and employment of the Company’s CEO

(a) The terms of office and employment of the Company’s CEO are consistent with the Compensation Policy, are congruent with its objective and the inclusive monetary total to the CEO; (b) An external, independent, expert appraiser compared the CEO’s employment terms to those of CEOs at comparable companies and found that they do not deviate from the range of overall compensation being paid to such office holders at similar companies; (c) Mr. Benbenisti’s terms of employment are commensurate, considering Mr. Benbenisti’s education, qualifications, expertise and extensive experience in the telecommunications industry in general, and taking into account Mr. Benbenisti’s performance in his various roles in the past and currently; (d) Considering the nature of the Company’s activities, Mr. Benbenisti’s executive office as the Company’s CEO and considering the responsibility being imposed on him, the ratio between the cost of Mr. Benbenisti’s terms of employment being submitted now for approval and the average and median cost of employment of the Company’s employees, is a reasonable ratio, and will not adversely affect labor relations in the Company; (e) The office and employment terms are consistent with the Compensation Policy and include an appropriate balance between the fixed components and the variable components. The variable components are limited to maximums that are consistent with the requirement for a close link between payments to the CEO and the Company's performance and increase of its profits, while protecting the interests of the Company and its shareholders; (f) According to provisions of the Companies Law, the Compensation Committee and Board of Directors must consider the possibility of defining a maximum for equity components, such as options, on the exercise date. The Compensation Committee and the Board of Directors decided to not define such a maximum, since the Company’s Compensation Policy does not define a maximum on the exercise date, and due to the fact that the Company wishes to give the CEO the greatest incentive to maximize the value of the shares and to participate in the return to the shareholders and (g) Considering the set of parameters and considerations, as well as the arguments specified above, and considering, inter alia, the size of the Company, and the scope, complexity and nature of its operations, considering the complexity of the office and the degree of responsibility being imposed on him, the Compensation Committee and the Board of Directors determined that the terms of employment of the CEO, Mr. Isaac Benbenisti, are fair, reasonable and customary, under the circumstances.

In accordance with Section 7.1.3 of the Compensation Policy, insofar as the law permits this, if the shareholders oppose the approval of a Compensation Plan, the Compensation Committee and Board of Directors may approve the Plan, in “special cases”, notwithstanding shareholders’ opposition, after having held another discussion of the terms of the Compensation Plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and determined that this resolution is in the best interest of the Company.

As described above in Item 4, Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the terms of office and employment of the CEO, Mr. Isaac Benbenisti; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 8 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 8 on the agenda or not, as a condition for that shareholder’s right to vote and be counted with respect to this item. A shareholder voting by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “D”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors Nomi Sandhaus, ADV. Company Secretary

Dated: September 09, 2015

Annex A

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2014 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2014 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM
To the shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Partner Communications Company Ltd and its subsidiaries at December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Appearing under item 15(b).  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel March 10, 2015	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2013	2014	2014
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		481	663	170
Trade receivables	7	1,051	948	244
Other receivables and prepaid expenses		45	34	9
Deferred expenses – right of use	11	28	34	9
Inventories	8	93	138	35
Income tax receivable		3	*	*
Derivative financial instruments	6	2	*	*
		1,703	1,817	467

NON CURRENT ASSETS
Trade receivables	7	289	418	107
Deferred expenses – right of use	11	118	97	25
Property and equipment	9	1,791	1,661	427
Licenses and other intangible assets	10	1,167	1,079	277
Goodwill	12	407	407	105
Deferred income tax asset	23	12	14	4
Prepaid expenses			3	1
		3,784	3,679	946

TOTAL ASSETS		5,487	5,496	1,413

*   Representing an amount of less than 1 million.

The financial statements were authorized for issue by the board of directors on March 10, 2015.

Haim Romano	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2013	2014	2014
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	6,14	334	309	79
Trade payables		761	804	206
Payables in respect of employees		98	95	24
Other payables (mainly institutions)		45	43	11
Income tax payable		31	38	10
Deferred revenues		37	35	9
Provisions	13	67	58	15
Derivative financial instruments	6	1	3	1
		1,374	1,385	355

NON CURRENT LIABILITIES
Notes payable	6,14	2,038	1,733	446
Bank borrowings	6,14	1,109	1,233	317
Liability for employee rights upon retirement, net	15	45	51	13
Dismantling and restoring sites obligation	13	31	35	9
Other non-current liabilities		16	16	4
Deferred income tax liability	23	*	4	1
		3,239	3,072	790

TOTAL LIABILITIES		4,613	4,457	1,145

EQUITY	19
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2013 and 2014 - 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2013 – **155,687,002 shares
December 31, 2014 – **156,072,945 shares
Capital surplus		1,100	1,102	283
Accumulated retained earnings		123	286	74
Treasury shares, at cost - December 31, 2013 and 2014 - 4,467,990 shares		(351)	(351)	(90)
TOTAL EQUITY		874	1,039	268
TOTAL LIABILITIES AND EQUITY		5,487	5,496	1,413

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2012	2013	2014	2014
	Note	In millions (except earnings per share)
Revenues, net	5	5,572	4,519	4,400	1,131
Cost of revenues	5, 20	4,031	3,510	3,419	879
Gross profit		1,541	1,009	981	252

Selling and marketing expenses	20	551	462	438	112
General and administrative expenses	20	236	217	193	50
Other income, net	21	111	79	50	13
Operating profit		865	409	400	103
Finance income	22	21	29	3	1
Finance expenses	22	255	240	162	42
Finance costs, net	22	234	211	159	41
Profit before income tax		631	198	241	62
Income tax expenses	23	153	63	79	20
Profit for the year		478	135	162	42

Earnings per share

Basic	25	3.07	0.87	1.04	0.27
Diluted	25	3.07	0.86	1.04	0.27

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2012	2013	2014	2014
	Note	In millions
Profit for the year		478	135	162	42
Other comprehensive losses, items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	15	(17)	(9)	(9)	(2)
Income taxes relating to remeasurements of post-employment benefit obligations	23	4	2	2	*
Other comprehensive losses for the year, net of income taxes		(13)	(7)	(7)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		465	128	155	40

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		Shares**	Amount	surplus	earnings (deficit)	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2012		155,645,708	2	1,100	(326)	(351)	425

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012
Total comprehensive income for the year					465		465
Employee share-based compensation expenses					11		11
Dividend	19				(160)		(160)
BALANCE AT DECEMBER 31, 2012		155,645,708	2	1,100	(10)	(351)	741

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013
Total comprehensive income for the year					128		128
Exercise of options granted to employees		41,294	*	*			*
Employee share-based compensation expenses					5		5
BALANCE AT DECEMBER 31, 2013		155,687,002	2	1,100	123	(351)	874

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014
Total comprehensive income for the year					155		155
Exercise of options granted to employees		385,943	*	2			2
Employee share-based compensation expenses					8		8
BALANCE AT DECEMBER 31, 2014		156,072,945	2	1,102	286	(351)	1,039

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2014		155,687,002	1	282	32	(90)	225
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014
Total comprehensive income for the year					40		40
Exercise of options granted to employees		385,943	*	1			1
Employee share-based compensation expenses					2		2
BALANCE AT DECEMBER 31, 2014		156,072,945	1	283	74	(90)	268

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2012	2013	2014	2014
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,858	1,548	1,017	261
Income tax paid	23	(153)	(9)	(66)	(17)
Net cash provided by operating activities		1,705	1,539	951	244

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	9	(367)	(326)	(287)	(74)
Acquisition of intangible assets	10	(133)	(156)	(145)	(37)
Interest received	22	9	8	4	1
Proceeds from sale of property and equipment	21	2	1	1	*
Proceeds from (repayment of) derivative financial instruments, net	6	18	(25)	(4)	(1)
Net cash used in investing activities		(471)	(498)	(431)	(111)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	19		*	2	1
Dividend paid	19	(167)
Repayment of finance lease		(2)	(1)
Interest paid	22	(200)	(181)	(131)	(34)
Non-current bank borrowings received	6,14			200	51
Repayment of non-current bank borrowings	6,14	(455)	(617)	(100)	(26)
Repayment of notes payable	6,14	(394)	(309)	(309)	(79)
Net cash used in financing activities		(1,218)	(1,108)	(338)	(87)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		16	(67)	182	46
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		532	548	481	124
CASH AND CASH EQUIVALENTS AT END OF YEAR		548	481	663	170

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2012	2013	2014	2014
	Note	In millions

Cash generated from operations:
Profit for the year		478	135	162	42

Adjustments for:
Depreciation and amortization	9, 10	700	669	652	168
Amortization of deferred expenses- Right of use	11	26	31	37	10
Employee share based compensation expenses	19	11	5	8	2
Liability for employee rights upon retirement, net	15	(12)	(14)	(3)	(1)
Finance costs, net	22	38	49	4	1
Change in fair value of derivative financial instruments	6	15	12	7	2
Interest paid	22	200	181	131	34
Interest received	22	(9)	(8)	(4)	(1)
Deferred income taxes	23	(10)	17	4	1
Income tax paid	23	153	9	66	17
Capital loss (gain) from property and equipment	9	*	(1)	(1)	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	467	566	(26)	(7)
Other		(5)	2	8	2
Increase (decrease) in accounts payable and accruals:
Parent group - trade	24	(72)
Trade		(107)	(115)	44	10
Other payables		(44)	(17)	(4)	(1)
Provisions	13	(5)	7	(9)	(2)
Deferred revenues		(11)	(3)	(2)	(1)
Increase in deferred expenses - Right of use	11	(25)	(17)	(22)	(6)
Current income tax liability	23	5	35	10	3
Decrease (increase) in inventories	8	65	5	(45)	(12)
Cash generated from operations:		1,858	1,548	1,017	261

* Representing an amount of less than 1 million.

Supplementary information
At December 31, 2012, 2013 and 2014, trade and other payables include NIS 280 million, NIS 223 million and NIS 214 million ($55 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand and under the 012 Smile™ brand. The Company is incorporated and domiciled in Israel and its principal executive offices' address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 19(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc. became the Company's principal shareholder. As of December 31, 2014 it held approximately 30.79% (calculated excluding treasury shares) of the Company's outstanding ordinary shares, after omitting treasury shares and restricted shares. Until January 29, 2013, the ultimate parent company was Suny Electronics Ltd., which is the parent company of Scailex Corporation Ltd, which was the Company's parent since October 28, 2009 ("Scailex", "Parent group").

In November 2013, the Company and Hot Mobile Ltd entered into a network sharing agreement and a right of use agreement, see note 1(d).

In September 2014, the Company recognized the new general labor organization - the Histadrut, as the representative labor union of the Company's employees.

In July 2014, the Company commercially launched 4G cellular services for the first time in Israel. See also note 26 in respect of the additional frequency that the Company was awarded in January 2015.

These consolidated financial statements of the Company as of December 31, 2014, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See the list of subsidiaries and partnerships and principles of consolidation in note 2(c).

b.	Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (e) below), as well as managerial responsibilities. The CEO considers the business from two operating segments, as follows (see also note 5):

(1)	Cellular segment

The cellular segment includes cellular communication services such as airtime calls, international calls, messaging, browsing, content services, roaming services, and from other operators' usage of the Company's cellular network.  Most of our post-paid cellular tariff plans for private customers are bundles including unlimited amounts of calls minutes and messaging, as well as limited browsing. Content services include voice mail, multimedia messaging and streaming broadcast content, as well as downloadable wireless data applications, including ring tones, GPS services, music, games, and other informational content. Roaming services include calls, messaging and browsing services on networks with which the Company has a commercial roaming relationship. Other optional services, such as equipment extended warranty plans are also provided for monthly fees and are either sold separately or included in rate plan packages and bundles.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

b.	Operating segments (continued)

(2)	Fixed-line segment

The fixed-line segment includes: (1) Internet services ("ISP") under which the Group  provides access to the internet as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"), and Network Termination Point Services ("NTP") – under which the Group supply, install operate and maintain all types of endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises. (2) Transmission services and Primary Rate Interface ("PRI"); (3) International Long Distance call services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include sales of telecommunications and audio visual equipment: mainly handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers, smartboxes and related equipment.  In 2014, the Company also began selling a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment.

Each segment is divided into services and equipment revenues, and related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses (finance costs, net), Tax, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges ("Adjusted EBITDA" see note 5 (2). The CODM does not examine assets or liabilities for those segments separately for allocating resources and assessing performance of the operating segments therefore they are not presented in note 5 segment information.

                       c.      Main recent regulatory developments

(1)
In November 2014, the Ministry of Communications published a decision of the Minister of Communications regarding regulation of the wholesale market for broadband fixed-line telecommunications services - defining a format for the supply of wholesale services and setting a tariff for the supply of these services. Within this framework, the Minister decided to amend the licenses of the infrastructure owners – Bezeq The Israeli Telecommunication Corp. Ltd. (“Bezeq”) and HOT Telecom Ltd. (“Hot”) - and to prescribe the service portfolio - managed broadband access and wholesale telephony service. The regulations attached to the Minister’s decision prescribe the obligation to supply the wholesale services, including ancillary services, as well as maximum tariffs (requiring the approval of the Minister of Finance) for the said wholesale services.

In February 2015 a regulation came into effect according to which each of the infrastructure owners - Bezeq and Hot are required to allow use of their broadband fixed-line infrastructure by telecommunication providers that do not have a broadband fixed-line infrastructure. This regulation will allow telecommunication providers that do not have a broadband fixed-line infrastructure, including the Company and its subsidiaries, to offer internet access in one transaction (without requiring the subscriber to engage with both an internet access provider and an infrastructure provider).

(2)  See information in respect of royalty payments in note 16(1).

(3)  See information in respect of corporate tax rates in note 23.

(4)  See information in respect of 4G frequency awarded – subsequent event in note 26.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd ("Hot Mobile") have entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner as described below, and remains subject to approval by the Ministry of Communications. Pursuant to the NSA, the parties created a 50-50 joint venture ("JV") in the form of a limited partnership - P.H.I. Networks (2015) Limited Partnership, which will operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio   access network infrastructures to create a single shared pooled radio access network (the "Shared Network"). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

According to the NSA, Hot Mobile will pay the Company a onetime amount ("Lump Sum"), by the beginning of year 2017  unless one of the parties exercises an option granted to it under the NSA, pursuant to which a portion of the Lump Sum will be paid earlier) (the "Option"). Following the earlier of January 1, 2017 or the date of payment of such a portion of the Lump Sum upon exercise of the Option, each party will bear half of the capital expenditures relating to the Shared Network. The bearing of the operating costs of the Shared Network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the Shared Network ("Capex-Opex Mechanism").

In May 2014, the Antitrust Commissioner (the "Commissioner") resolved to approved the NSA, subject to conditions, the main of which are as follows: (a) Prohibition on exchange of information that is not required for the activities of the JV; (b) Limitations with respect to the serving as an officer or employee in either of the companies concurrent with serving as an officer or employee in the JV and certain cooling off periods were set in case of transition of officers and employees from the JV to the companies. However, this should not prevent the JV from employing employees or officers, that are currently serving as employees or officers in the companies; (c) Rules regarding the administration and documentation of the meetings of the JV organs were set; (d) Either of the companies shall be allowed, at any time and at its sole discretion, to engage in an agreement with a third party for the provision of cellular telecommunications services that involves use of the core network of that company. All of the rights and obligations deriving from such service agreement shall apply solely to that company and the JV shall not be a party to such service agreement and will not be entitled to payments payable pursuant to it; (e) After a period of seven years from the date of the Commissioner approval or after a period of six years from the issue date of all the approvals of the Ministry of Communications, whichever is earlier, the Commissioner shall be allowed to notify the companies of the cancellation of his resolution, if he has concluded that the establishment of the JV, its existence or operations are liable to be substantively detrimental to the competition. If such a cancellation notice is issued, a graduated layout of dismantling the JV activity was set in the Commissioner resolution, as follows: (1) at the end of two years after the issuance of the cancellation notice, the JV shall cease all activity apart from the management, maintenance and operation of the passive network; (2) at the end of five years after the issuance of the cancellation notice, the companies shall dismantle the JV and shall separate their assets fully and entirely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Network sharing agreement and right of use (continued)

The Company and Hot Mobile entered into a separate Right Of Use agreement which is valid until January 4, 2017 ("ROU"), under which the Company will provide services to Hot Mobile, in the form of rights of use to its cellular network. According to the ROU, Hot Mobile will pay the Company fixed base payments with additional variable payments based, among other things, on traffic volume exceeding a defined threshold.

In the event that any of the parties exercises the Option referred to in the NSA, and Hot Mobile pays the relevant portion of the Lump Sum earlier than January 1, 2017, the Capex-Opex Mechanism will become effective and Hot Mobile shall cease paying the payments payable under the ROU with respect to the period that follows the occurrence of the foregoing.

e.	Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb 1, 2022	USD 10 million + NIS 10 million
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb 1, 2022	USD 0.5 million
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar 30, 2018
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar 30, 2018
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Mar 31, 2015
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Feb 21, 2016
(7)	ILD	Israel	012 Smile Telecom Ltd.	MOC	Nov 15, 2029	NIS 10.8 million
(8)	ILD	West Bank	012 Smile Telecom Ltd.	CA	Feb 21, 2018	NIS 0.6 million
(9)	VOB and PRI	Israel	012 Telecom Ltd.	MOC	Dec 21, 2025	NIS 12 million
(10)	VOB and PRI	West Bank	012 Telecom Ltd.	CA	Feb 21, 2018
(11)	VOB and PRI	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan 15, 2027	NIS 11.8 million
(12)	VOB and PRI	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Mar 22, 2019
(13)	NTP	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Feb 28, 2017
(14)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Mar 31, 2015

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

e.	Group licenses (continued)

With respect to license (1), the Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional 6 year periods, at the discretion of the MOC. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

Other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

The Group believes that it will be able to receive extensions to the licenses upon request.

See also note 16 (7) as to additional guarantees made to third parties.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Basis of preparation

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations

(1) Functional and presentation currency

The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2) Transactions and balances

Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement in finance costs, net.

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)

The NIS figures at December 31, 2014 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2014    (USD 1 = NIS 3.889). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

List of wholly owned Subsidiaries and partnerships (see also note 1(d)):
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Business Communications Solution - Limited Partnership
Partner Net Ltd.
012 Mobile GP Ltd.
Golden Lines 012 Telecommunication Services 2001 Ltd.
012 Mobile Limited Partnership
012 Global, Inc. is a consolidated company over which the Company has control.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems and related equipment and accessories are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

e.	Property and equipment

Property and equipment are initially stated at cost.

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located.

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (m) below.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i) below).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful economic lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)

Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 20)
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful economic life (5-10 years) of the improvements, whichever is shorter.

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1 (e)):

(a)
The licenses to operate cellular communication services were recognized at cost. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

(c)	012 Smile and its subsidiaries' licenses were recognized at fair value in a business combination as of the acquisition date of 012 Smile March 3, 2011.

The other licenses of the Group were received with no significant costs.

The licenses costs are amortized by the straight-line method over their economic useful lives (see note 1 (e)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.     Licenses and other intangible assets (continued)

(2)
Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization  criteria, such as software maintenance, are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 10 years) using the straight-line method, see also note 10.

(3)
Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in a business combination and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method.

(4)
Trade name:

Trade name was acquired in a business combination. The trade name is amortized to selling and marketing expenses over its estimated useful economic life (12 years) based on the straight line method.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.     Licenses and other intangible assets (continued)

(5)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, less the subscriber's payments towards the handset, and costs to acquire ISP and VOB subscribers, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

In the event that a subscriber churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues.

g.
Right Of Use (ROU) of international fiber optic cables

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in the framework and until 2027 (including expected contractual extension periods). See also notes 11 and 16(5).

h.	Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of CGUs under the fixed line segment that are expected to benefit from the synergies of the combination. The Group of CGUs  represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 12 in respect of impairment tests.

i.	Impairment of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate.

An impairment loss recognized in prior periods for an asset (or CGU) other than goodwill shall be  reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

j.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed, determined at initial recognition. See note 6 (c) as to classification of financial instruments to the categories.

Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legal enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Financial instruments (continued)

(1)   Financial instruments at fair value through profit or loss category:

Gains or losses arising from changes in the fair value of derivative financial instruments  are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 3 levels based on their valuation method (see also note 6(c)):

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).

Level 3: inputs for assets or liabilities that are not based on observable market data.

(2)  Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss.

Cash and cash equivalents are highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. Trade receivables are presented net of allowance for doubtful accounts. The allowance is determined as a percentage of specific debts doubtful of collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Company factors trade receivables resulting from sales of equipment by credit cards. The factoring is on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

(3)  Financial liabilities and borrowings at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment, including trade payables. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits

(i) Post-employment benefits

1. Defined contribution plan

According to Section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income when they are due.

2. Defined benefit plan

Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The liability recognized in the statement of financial position in respect of the defined benefit plan is the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds. Since the transition to IFRS on January 1, 2008, there was a generally accepted common practice notion in Israel that there was no deep market for high-quality corporate bonds in Israel, therefore a discount rate was used based on Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability. On November 25, 2014 the Israeli Securities Authority published an economic research indicating changes in the economic environment in Israel stating  that a deep market exists in Israel for high-quality corporate bonds denominated in NIS. As a result the Company used the discount rate of high-quality corporate bonds in demining the discount rate as of December 31, 2014. The impact of the change in discount rate was recorded in other comprehensive income as remeasurement of the present value of the obligation, net. The effect on previous periods was immaterial.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits (continued)

(ii)   Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iii) Short term employee benefits

1.     Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

2.     Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

l.	Share based payments

The Group operates an equity-settled share-based compensation plan, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. It is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See also note 13.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 18.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs (unwinding of discount).

(3)
Provisions for equipment warranties include obligations to customers in respect of equipment sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues

The Group's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is presented net of Value-Added-Tax, returns, rebates and discounts, and intercompany revenues. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities as described herein.

(1)   Revenues from services:

Revenues from services (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met.

Revenues from pre-paid calling cards sold to customers are recognized upon the earlier of customer's usage of the cards, or expiration.

The Group records payments received in advance for services and services to be provided under contractual agreements, such as internet broadband, as deferred income until such related services are provided.

The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Group is acting as a principal include: (a) the Group has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Group has latitude in establishing prices, either directly or indirectly; and (c) the Group bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Group is acting as an agent or an intermediary, if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Group is acting as an agent is that the amount the Group earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues (continued)

(2)  Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones, tablets, laptops, modems, data cards, servers, smartboxes and related accessories and equipment. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of equipment with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of equipment is recognized as equipment revenues upon the delivery of the equipment to the subscriber when all revenue recognition criteria are met.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note (f)(5) above. The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3)  Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period (see note 21 – unwinding of trade receivables and note 7(a)).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

p.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 totaled NIS 60 million, NIS 53 million and NIS 49 million, respectively.

q.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 23.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 19(a)

s.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 25).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(a)   The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial periods beginning January 1, 2014.

(1) In May 2013 the IASB issued amendments to IAS 36 Impairment of Assets, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. The implementation of the amendment did not have a material effect on the financial statements.

(b)   The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2014, and have not been early adopted:

(1) In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance. IFRS 15 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The standard addresses a wide range of topics relating to the revenue recognition model, including: variable consideration, financing component in a contract and costs to obtain and fulfill a contract. It also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers.

The new standard is effective retrospectively for annual reporting periods beginning on or after January 1, 2017, according to its transition provisions. Earlier application is permitted. The Group is evaluating the impact and timing of adopting this guidance on the consolidated financial statements.

(2) IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The group is yet to assess IFRS 9’s full impact.

(3) In September 30, 2014, the IASB issued the IFRS Annual Improvements to IFRSs 2012-2014, which includes amendments to IFRSs. The amendments are mandatory for annual periods beginning on or after January 1, 2016. Earlier application is permitted The Group is yet to assess the full impact of the amendments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.     Critical accounting estimates and assumptions

(1)  Estimating service revenues earned but not yet billed:

The Company recognizes service revenues based upon minutes, seconds and packages used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results may differ from the results estimated at the end of each period depending on subscriber usage and rate plan mix.

(2)	Assessing the useful lives of assets:

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f).

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful economic lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(i). During 2014 there were continued increases in the level of competition for cellular, fixed-line and data transmission services which put downward pressure on prices .No impairment charges were recognized in 2012, 2013 and 2014. However, further increase in the level of competition that will continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on operating and net profit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a.	Critical accounting estimates and assumptions (continued)

(4)	Assessing the recoverable amount of goodwill for annual impairment tests:

The recoverable amount of CGUs to which goodwill has been allocated have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2012, 2013 and 2014 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

No impairment charges were recognized in 2012, 2013 and 2014. See note 12.

The key assumptions used in the December, 31, 2014 test were as follows:

Terminal growth rate	(negative 0.2%)
After-tax discount rate	10.5%
Pre-tax discount rate	14.3%

The impairment test as of December 31, 2014 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 12 and note 2(h).

Sensitivity Analysis:

The headroom of the fixed line segment assets fair value over the book value as of December 31, 2012, 2013 and 2014 was approximately 13.6%, 9.5% and 15% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2014 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 10.5% (9.45% to 11.55%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge is required.

(5)	Assessing allowance for doubtful accounts:

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Group's historical write-off experience net of recoveries, changes in the credit worthiness of the Group's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(6)	Considering uncertain tax positions:
The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(q) and 23.

b.	Critical judgments in applying the Group's accounting policies

(1)   Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

(2)  Considering sales with multiple deliverables:

The Group made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(n)(2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,592	816		3,408
Inter-segment revenue - Services	26	188	(214)
Segment revenue - Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues - Services	1,963	692		2,655
Inter-segment cost of revenues- Services	185	29	(214)
Segment cost of revenues - Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	534	155		689
–Other (1)	7	*		7
Adjusted EBITDA (2)	762	334		1,096

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				689
- Finance costs, net				159
- Other (1)				7
Profit before income tax				241

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2013
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,876	908		3,784
Inter-segment revenue - Services	31	177	(208)
Segment revenue - Equipment	703	32		735
Total revenues	3,610	1,117	(208)	4,519

Segment cost of revenues - Services	2,070	747		2,817
Inter-segment cost of revenues- Services	175	33	(208)
Segment cost of revenues - Equipment	664	29		693
Cost of revenues	2,909	809	(208)	3,510
Gross profit	701	308		1,009

Operating expenses	544	135		679
Other income, net	77	2		79
Operating profit	234	175		409
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	545	155		700
–Other (1)	5	*		5
Adjusted EBITDA (2)	784	330		1,114

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				700
- Finance costs, net				211
- Other (1)				5
Profit before income tax				198

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2012
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	3,564	1,076		4,640
Inter-segment revenue - Services	28	134	(162)
Segment revenue - Equipment	896	36		932
Total revenues	4,488	1,246	(162)	5,572

Segment cost of revenues - Services	2,351	861		3,212
Inter-segment cost of revenues- Services	134	28	(162)
Segment cost of revenues - Equipment	787	32		819
Cost of revenues	3,272	921	(162)	4,031
Gross profit	1,216	325		1,541

Operating expenses	584	203		787
Other income, net	110	1		111
Operating profit	742	123		865
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	562	164		726
–Other (1)	10	1		11
Adjusted EBITDA (2)	1,314	288		1,602

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				726
- Finance costs, net				234
- Other (1)				11
Profit before income tax				631

* Representing an amount of less than 1 million.

(1) Mainly employee share based compensation expenses.

(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks.

1.    Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the board of directors.

2.	Market risks

(a)	Description of market risks

Fair value risk due to interest rate changes

The fair value risk due to interest rate changes arises from non-current borrowings and notes payable bearing fixed interest rates. Since they are measured and presented in the statement of financial position at amortized cost, changes in the interest rate do not affect the financial statements nor cash flows in respect of the notes payable. The Group does not enter into interest risk hedging transactions.

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transactions in 2012, 2013 and 2014.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2014 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 7 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. During 2013 the Group closed its free standing forward contracts positions and as of December 31, 2014 does not have foreign exchange rate freestanding forward contracts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.    Market risks (continued)

(b)	Analysis of linkage terms of financial instruments balances

	December 31, 2014
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	28	1		634	663
Trade receivables*	48	64		836	948
Other receivables				12	12

Non- current assets
Trade receivables				418	418

Total assets	76	65		1,900	2,041

Current liabilities
Current maturities of notes payable			122	187	309
Trade payables*	187	46		571	804
Payables in respect of employees				85	85
Other payables			1	6	7
Derivative financial instruments	3				3

Non- current liabilities
Notes payable			822	911	1,733
Bank borrowings			731	502	1,233

Total liabilities	190	46	1,676	2,262	4,174

In or linked to foreign currencies
New Israeli Shekels in millions
* Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	302
Set-off	(190)
Trade receivables, net	112

Trade payables gross amounts	423
Set-off	(190)
Trade payables, net	233

Net balance	(121)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2. Market risks (continued)

(b) Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2013
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	1	1		479	481
Trade receivables**	50	132		869	1,051
Other receivables				16	16
Derivative financial instruments	2				2

Non- current assets
Trade receivables				289	289

Total assets	53	133		1,653	1,839

Current liabilities
Current maturities of notes payable and non-current borrowings			122	212	334
Trade payables**	75	168		518	761
Payables in respect of employees				87	87
Other payables			1	9	10
Derivative financial instruments	*	1			1

Non- current liabilities
Notes payable			945	1,093	2,038
Bank borrowings			732	377	1,109

Total liabilities	75	169	1,800	2,296	4,340

In or linked to foreign currencies
New Israeli Shekels in millions
** Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	453
Set-off	(271)
Trade receivables, net	182

Trade payables gross amounts	514
Set-off	(271)
Trade payables, net	243

Net balance	(61)

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.   Market risks (continued)

(c)   Details regarding the derivative financial instruments, foreign exchange and CPI risk management and sensitivity analysis

The notional amounts of derivatives as of December 31, 2013 and 2014, are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2013	2014
	In millions
Embedded derivatives pay USD, receive NIS	35	44

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2014	NIS 3.889	NIS 4.725	223.36 points
2013	NIS 3.471	NIS 4.782	223.80 points
2012	NIS 3.733	NIS 4.921	219.80 points
Increase (decrease) during the year:
2014	12.0%	(1.2)%	(0.2)%
2013	(7.0)%	(2.8)%	1.8%
2012	(2.3)%	(0.35)%	1.6%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2012, 2013 and 2014 would have decreased (increased) equity and profit by NIS 44 million, NIS 36 million, and 34 million, for the years ended December 31, 2012, 2013, 2014 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2012, 2013 and 2014 would have increased (decreased) equity and profit by NIS 3 million, NIS (3) million, and NIS (8) million, for the years ended December 31, 2012, 2013, 2014 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. Accordingly, the financial statements include appropriate allowances for estimated irrecoverable amounts. See also note 2 (j) (2).

The carrying amount of financial assets represents the maximum credit exposure, see note 6 (c).

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA/Stable to ilAAA/stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, dividends and financial obligations.

Maturities of financial liabilities as at December 31, 2014:

	2015	2016	2017	2018 to 2019	2020 to 2021	2022	Total undisco-unted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series B (*)	122	122					244	(1)	243
Notes payable series C (*)		234	234	234			702	(1)	701
Notes payable series D			109	218	219		546	(4)	542
Notes payable series E	187	187	187				561	(5)	556
Bank borrowing A (*)		177	177	178			532		532
Bank borrowing C				50	25		75		75
Bank borrowing D				50	25		75		75
Bank borrowing E				152			152		152
Bank borrowing F (*)				199			199		199
Bank borrowing G				40	40	20	100		100
Bank borrowing H				40	40	20	100		100
Expected interest payments of long term borrowings and notes payables (*)	110	96	68	63	14		351		351
Trade and other payables	889						889		889
Derivative financial instruments	3						3		3
	1,311	816	775	1,224	363	40	4,529	(11)	4,518

(*) Linked to the CPI as of December 31, 2014

See note 14 in respect of bank borrowings and notes payable.

Subsequent events:
See note 14 (2) in respect of a bank borrowing prepayment.
See note 14 (5) in respect of a two new bank borrowings received.

b.	Capital risk management

Credit rating: on July 31, 2014 Standard & Poor's Maalot ("S&P Maalot") reaffirmed the Company’s credit rating at ilAA-/Stable on a local scale.
See note 14(6) regarding loan commitments
See note 14(7),(8) and (9) regarding covenants and negative pledge.
See note 19(c) regarding dividends.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value Through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC). The financial instruments that are categorized FVTPL are derivative financial instruments. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates – this method matches the "Level 2" fair value measurement level hierarchy. There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2013			December 31, 2014
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	481	481		663	663
Trade receivables	L&R	1,340	1,343	6.24%	1,366	1,372	4.21%
Other receivables (*)	L&R	20	20		12	12
Derivative financial instruments	FVTPL Level 2	2	2
Liabilities
Notes payable series B	AC	365	387	Market quote	243	254	Market quote
Notes payable series C	AC	702	766	Market quote	701	750	Market quote
Notes payable series D	AC	541	537	Market quote	542	538	Market quote
Notes payable series E	AC	739	808	Market quote	556	607	Market quote
Trade and other payables (*)	AC	849	849		896	896
Bank borrowing A	AC	532	567	1.09%	532	557	1.10%
Bank borrowing C	AC	75	91	2.13%	75	88	2.38%
Bank borrowing D	AC	175	201	2.13%	75	88	2.38%
Bank borrowing E (*)	AC	152	152		152	152
Bank borrowing F	AC	200	221	1.69%	199	216	1.70%
Bank borrowing G	AC				100	100	3.08%
Bank borrowing H	AC				100	100	2.93%
Derivative financial instruments	FVTPL Level 2	1	1		3	3

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(**)
The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under L&R and AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable of similar terms and nature, are within level 2 of the fair value hierarchy.

See also note 14 in respect of bank borrowings and notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2013	2014
	In millions
Trade (current and non-current)	1,590	1,577
Deferred interest income (note 2(n)(3))	(48)	(45)
Allowance for doubtful accounts	(202)	(166)
	1,340	1,366
Current	1,051	948
Non – current	289	418

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments (mainly 36)). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2013 – 6.24% - 6.95%) (2014 – 4.21% - 5.62%).

During 2013 and 2014 the Company factored non-current trade receivables resulting from sales of equipment through credit cards in an amount of NIS 272 million and NIS 201 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

The Group does not have continuing involvement in the factored trade receivables.

(b)   Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2012, 2013 and 2014 are as follows:

	New Israeli Shekels
	Year ended
	2012	2013	2014
	In millions
Balance at beginning of year	244	222	202
Receivables written-off during the year as uncollectible	(69)	(70)	(74)
Charge or expense during the year	47	50	38
Balance at end of year	222	202	166

Doubtful accounts expenses are recorded in the statement of income under General and administrative expenses.

See note 6(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES (continued)

(b)   Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2013 and 2014 is as follows:

	New Israeli Shekels
	December 31
	2013		2014
	In millions
	Gross	Allowance	Gross	Allowance
Less than one year	1,432	80	1,387	70
More than one year	158	122	116	96
	1,590	202	1,503	166

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31
	2013	2014
	In millions
Handsets and devices	69	98
Accessories and other	11	18
Spare parts	8	18
ISP modems, routers, servers and related
equipment	5	4
	93	138

Write-offs recorded	2	3
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	705	780

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2012	2,390	354	364	30	265	3,403
Additions in 2012	295	61	48	3	17	424
Disposals in 2012	184	14		2	4	204
Balance at December 31, 2012	2,501	401	412	31	278	3,623

Additions in 2013	208	2	38	*	10	258
Disposals in 2013	205	71		1	74	351
Balance at December 31, 2013	2,504	332	450	30	214	3,530

Additions in 2014	237	23	19	3	12	294
Disposals in 2014	237	52		8	22	319
Balance at December 31, 2014	2,504	303	469	25	204	3,505

Accumulated depreciation
Balance at January 1, 2012	1,028	141	70	17	96	1,352
Depreciation in 2012	352	62	23	5	42	484
Disposals in 2012	183	14		2	4	203
Balance at December 31, 2012	1,197	189	93	20	134	1,633

Depreciation in 2013	318	61	27	3	48	457
Disposals in 2013	205	71		1	74	351
Balance at December 31, 2013	1,310	179	120	22	108	1,739

Depreciation in 2014	305	51	31	4	33	424
Disposals in 2014	236	52		8	23	319
Balance at December 31, 2014	1,379	178	151	18	118	1,844

Carrying amounts, net

At December 31, 2012	1,304	212	319	11	144	1,990
At December 31, 2013	1,194	153	330	8	106	1,791
At December 31, 2014	1,125	125	318	7	86	1,661

(*) Representing an amount of less than 1 million.
	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
Depreciation expenses charged to the income statement:
Cost of revenues	454	427	396
Selling and marketing expenses	13	13	17
General and administrative expenses	17	17	11
	484	457	424
Cost additions include capitalization of salary and employee related expenses	24	42	41

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –INTANGIBLE ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2012	2,088	73	276	83	468	2,988
Additions in 2012				9	134	143
Disposals in 2012				20	139	159
Balance at December 31, 2012	2,088	73	276	72	463	2,972
Additions in 2013				7	155	162
Disposals in 2013				67	45	112
Balance at December 31, 2013	2,088	73	276	12	573	3,022
Additions in 2014				5	135	140
Disposals in 2014				4	62	66
Balance at December 31, 2014	2,088	73	276	13	646	3,096

Accumulated amortization
Balance at January 1, 2012	1,254	18	115	68	243	1,698
Amortization in 2012	82	5	25	19	85	216
Disposals in 2012				20	139	159
Balance at December 31, 2012	1,336	23	140	67	189	1,755
Amortization in 2013	82	5	24	9	92	212
Disposals in 2013				67	45	112
Balance at December 31, 2013	1,418	28	164	9	236	1,855
Amortization in 2014	84	5	24	4	111	228
Disposals in 2014				4	62	66
Balance at December 31, 2014	1,502	33	188	9	285	2,017

Carrying amounts, net
At December 31, 2012	752	50	136	5	274	1,217
At December 31, 2013	670	45	112	3	337	1,167
At December 31, 2014	586	40	88	4	361	1,079

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
Amortization expenses charged to the income statement:

Cost of revenues	187	183	200
Selling and marketing expenses	29	29	28
	216	212	228

(*) Cost additions include capitalization of salary and employee related expenses	37	45	44

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2012	338
Additional payments in 2012	25
Balance at December 31, 2012	363
Additional payments in 2013	17
Balance at December 31, 2013	380
Additional payments in 2014	22
Balance at December 31, 2014	402

Accumulated amortization and impairment
Balance at January 1, 2012	177
Amortization during the period	26
Balance at December 31, 2012	203
Amortization in 2013	31
Balance at December 31, 2013	234
Amortization in 2014	37
Balance at December 31, 2014	271

Carrying amount, net
At December 31, 2012	160
Current	22
Non-current	138

Carrying amount, net
At December 31, 2013	146
Current	28
Non-current	118

Carrying amount, net
At December 31, 2014	131
Current	34
Non-current	97

See also note 16(5).

The amortization charges are charged to cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – IMPAIRMENT TESTS

Goodwill impairment tests

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2012, 2013 and 2014 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2012	2013	2014
Terminal growth rate	(negative 0.2%)	(negative 0.3%)	(negative 0.2%)
After-tax discount rate	11.7%	11.7%	10.5%
Pre-tax discount rate	15.7%	15.8%	14.3%

The impairment tests as of December 31, 2012, 2013 and 2014 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(4) and note 2(h).

As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2012, 2013 and 2014.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – PROVISIONS

	Dismantling and restoring sites obligation	Legal claims*	Equipment warranty
	New Israeli Shekels In millions
Balance as at January 1, 2014	31	62	5
Additions during the year	3	8	10
Reductions during the year	*	(15)	(12)
Unwind of discount	1
Balance as at December 31, 2014	35	55	3
Non-current	35	-	-
Current	-	55	3

Balance as at December 31, 2013	31	62	5
Non-current	31	-	-
Current	-	62	5

* See also note 18.

Dismantling and restoring sites obligation

The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS AND NOTES PAYABLE

(1)	Bank Borrowings and Notes Payable

The Group has received bank loans from leading Israeli commercial banks. The Group may, at its discretion prepay the loans, subject to certain conditions, including that the Group shall reimburse the bank for losses sustained by the bank as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the prepayment date.

The notes payable are unsecured non-convertible and listed for trade on the TASE.

The notes payable have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2014:

	Linkage terms (principal and interest)	Annual interest rate
Notes payable series B	CPI	3.4% CPI adj.
Notes payable series C	CPI	3.35% CPI adj.
Notes payable series D		'Makam'(*) plus 1.2%
Notes payable series E		5.5% fixed
Borrowing A (see also note 14 (2))	CPI	2.75% CPI adj.
Borrowing C		5.7% fixed
Borrowing D (see also note 14 (2))		5.7% fixed
Borrowing E		Prime(**) minus 0.025%
Borrowing F	CPI	3.42% CPI adj.
Borrowing G (see also note 14 (3))		3.08% fixed
Borrowing H (see also note 14 (4))		2.93% fixed

(*)
'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis.

The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2014 to December 30, 2014 was 1.42%

(**)
The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2013 and 2014 was 2.5% and 1.75% per year, respectively.

See note 6 (a) (4) as to the balances and maturities of the borrowings and the notes payable.

See note 6 (c) as to the fair value of the borrowings and the notes payable.

(2)	Principal prepayments made

Borrowing D: During April 2014, the Company prepaid a portion of the principal outstanding of the loan in the amount of NIS 100 million which were due originally in four equal annual payments from June 9, 2014 till June 9, 2017.

Borrowing A: During January 2015, the Company prepaid a portion of the principal outstanding of the loan in the amount of NIS 177 million which was due originally in December 2016 and paid a prepayment fee of NIS 6 million due to the prepayment.

The Company paid prepayment fees in 2013 and 2014 in a total amount of NIS 17 million and NIS 6 million, respectively. The fees were recorded in interest costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS AND NOTES PAYABLE (continued)

(3)
Borrowing G: On November 24, 2014, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 100 million for a period of 8 years, bearing an annual fixed interest at the rate of 3.08%. The principal is payable in 20 equal quarterly instalments commencing in February 2018. The interest is payable on a quarterly basis.

(4)
Borrowing H: On November 24, 2014, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 100 million for a period of 8 years, bearing an annual fixed interest at the rate of 2.93%. The principal is payable in 20 equal quarterly instalments commencing in February 2018. The interest is payable on a quarterly basis.

(5)
New borrowings received subsequent to balance sheet date

Borrowing I: On January 14, 2015, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 120 million for a period of 6 years, bearing an annual fixed interest at the rate of 3.17%. The principal is payable in 12 equal instalments, commencing in April 2018. The interest is payable on a quarterly basis.

Borrowing J: On January 14, 2015, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 80 million for a period of 6 years, bearing an annual fixed interest at the rate of 2.75%. The principal is payable in 22 equal instalments, commencing in October 2015. The interest is payable on a quarterly basis.

(6)
Loan Commitments

On May 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 28, 2016 the Lenders will provide the Company a loan in the principal amount of NIS 250 million. The Loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The Loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The Loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

All the loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for our existing loans occur prior to the date for providing the deferred loans. These events of default include non-compliance with the financial covenants set forth below, as well as other customary terms.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS AND NOTES PAYABLE (continued)

(7)	Financial covenants The terms of loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2013 and 2014 was 5.2 and 5.1, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2013 and 2014 was 3.2 and 3.1, respectively).

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and depreciation and amortization expenses, and (d) any finance costs, net.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The Group was in compliance with all covenants stipulated for the years 2013 and 2014. The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

(8)
The existing bank loan agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set in those agreements.

(9)
Negative pledge

The Company provided the banks with a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate. See note 6 regarding the Company's exposure to market risks and liquidity risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)	Defined contribution plan:

The Group had contributed NIS 17 million, NIS 15 million, NIS 17 million for the years 2012, 2013 and 2014 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan:

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) include the following:

	New Israeli Shekels
	December 31
	2013	2014
	In millions
Present value of funded obligations	190	204
Less: fair value of plan assets	145	153
Liability for employee rights upon retirement, net – presented as non-current liability	45	51

Changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2013	190	(140)	50
Current service cost	23		23
Interest expense (income)	7	(6)	1
Employer contributions		(21)	(21)
Benefits paid	(54)	37	(17)
Remeasurements:
Experience loss (gain)	23	(15)	8
Loss from change in financial assumptions	1		1
Return on plan assets		*	*
At January 1, 2014	190	(145)	45
Current service cost	19		19
Interest expense (income)	6	(5)	1
Employer contributions		(17)	(17)
Benefits paid	(23)	17	(6)
Remeasurements:
Experience loss (gain)	3	(3)	*
Loss from change in demographic assumptions	7		7
Loss from change in financial assumptions (**)	2		2
Return on plan assets		*	*
At December 31, 2014	204	(153)	51

(*)	Representing an amount of less than NIS 1 million
(**)
Reduced by NIS 4 million due to using Israel high-quality corporate bonds in 2014, while using Israeli Government bonds in 2013, see note 2(k)(i)(2). As a result the weighted average interest rate as of Dec 31, 2014 increased by 1.2%, which is expected to increase finance costs in 2015 by approximately NIS 0.4 million.

The expected contribution to the defined benefit plan during the year ended December 31, 2015 is approximately NIS 15 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement and other comprehensive income are as follows:

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
Current service cost	33	23	19
Interest expense	2	1	1
Total expenses recognized in the income statement	35	24	20
Charged to the statement of income as follows:
Cost of revenues	20	13	11
Selling and marketing expenses	10	8	6
General and administrative expenses	3	2	2
Finance costs, net	2	1	1
	35	24	20
Remeasurement losses net, recognized in the statement of comprehensive income, before tax	17	9	9
Actual return on plan assets	6	6	8

The principal actuarial assumptions used were as follows:

	December 31
	2013	2014
	%	%

Interest rate weighted average	4.2%	3.0%
Inflation rate weighted average	2.4%	1.6%
Expected turnover rate	8% - 55%	10% - 49%
Future salary increases	1% - 26%	1% - 26%

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2014
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(1)	0.7
Expected turnover rate	0.2	(0.3)
Future salary increases	0.7	(0.6)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The defined benefit plan exposes the Group to a number of risks, the most significant are asset volatility, and a risk that salary increases will be higher than expected in the actuarial calculations.

The assets are invested in provident funds, managed by managing companies and are subject to laws and regulations, and supervision (including investment portfolio) of the Capital Markets, Insurance and Saving Division of the Israeli Ministry of Finance.

Expected maturity analysis of undiscounted defined benefits as at December 31, 2014:

NIS in millions
2015	50
2016	24
2017	19
2018 and 2019	28
2020 and thereafter	106
227

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – COMMITMENTS

(1)	Royalty Commitments

Until 2012, the Group was obliged to pay royalties to the Government of Israel on its "income from mobile telephone services" and also income from "fixed-line phone services" as defined in the " Communications Regulations (Telecommunications and Broadcasting) (Royalties), 2001" (hereafter – the Regulations), including ILD services.

Following amendments of the Regulations, the rates were gradually reduced as follows:

	Royalty rates on income from mobile telephone services provided under the Mobile Telephone License	Royalty rates on income from domestic fixed-line services and ILD services provided under the Fixed Line Licenses
Year 2012	1.3%	1%
Year 2013 onwards	0%	0%

The Government royalty expenses were included in cost of revenues, see note 20(a).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2012, 2013 and 2014 the Company paid a total amount of approximately NIS 59 million, NIS 60 million and NIS 60 million, respectively.  See also note 18(B)(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – COMMITMENTS (continued)

(3)	At December 31, 2014, the Group is committed to acquire property and equipment and software elements for approximately NIS 23 million.

(4)
At December 31, 2014, the Group is committed to acquire inventory in an amount of approximately NIS 554 million. The commitment to acquire inventory includes the following: the Company has signed in 2012 an agreement with Apple Distribution International for the purchase and resale of iPhone handsets, ipads and accessories in Israel (the "Apple Agreement"). The term of the Apple Agreement is three years, during which Partner has agreed to purchase a minimum quantity of equipment per year, which will represent a significant portion of the Company's expected equipment purchases over that period.

(5)	Right of Use (ROU)
012 Smile signed a long-term agreement with a service provider to receive indefeasible Rights of Use (ROU) of international capacity through submarine infrastructure until 2023 with an option to extend the agreement until 2027. As of December 31, 2014, 012 Smile is committed to pay for capacities over the following years an amount of NIS 322 million. The committed annual payments (excluding maintenance fees) as of December 31, 2014 are:

New Israeli Shekels in millions
2015	27
2016	45
2017	47
2018	51
2019	51
2020 and thereafter	101
322

In addition, under the terms of the ROU agreements, 012 Smile is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2015-2023 is approximately NIS 106 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – COMMITMENTS (continued)

(6)
In April 2012 - the Company entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network ("the Bezeq Agreement"). According to the Bezeq Agreement, the minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2014 is NIS 140 million.

(7)
Liens and guarantees

As of December 31, 2104, the Group has provided bank guarantees in respect of licenses (see note 1(e)) in an amount of NIS 86 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 43 million as of December 31, 2014. The total bank guarantees provided by the Group as of December 31, 2014 is NIS 129 million.

(8)
License for the use of the Orange brand

On July 1, 1998, the Company entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc further assigned to Orange Brand Services Limited, a member of the France Telecom Group (“Orange”). Under this agreement, the Company has the exclusive right to use the Orange brand in Israel. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement negotiated in January 2012 with Orange Brand Services Limited, a member of the France Telecom Group, the Company began paying royalties in April 1, 2012 for a period of 15 years.

Royalties payable are based on a percentage of the Company’s service revenues offered under the Orange brand.

Under the brand license agreement, the Company is required to comply with the Orange brand guidelines established by Orange. The Company has the right to use the Orange brand as long as it is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel.

(9)	Covenants and negative pledge – see note 14(7), (8), and (9).

(10)	See note 14 (6) with respect of loan commitments.

(11)	Operating leases – see note 17.

(12)	See note 1(d) with respect to network sharing and right of use agreements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – OPERATING LEASES

 The Group has entered into operating lease agreements as follows:

(1)
The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 53,307 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

(2)
The Group also leases five call centers in Haifa, Jerusalem, Rehovot, Rishon Lezion and Beer-Sheva and also retail stores. The leases for each site have different lengths and specific terms. Lease agreements for service centers and retail stores for a period of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Some of the rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Some of the rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(4)	As of December 31, 2014 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2014
In millions
2015	226
2016	204
2017	173
2018	130
2019-2020	184
2021-2022	125
2023-2024	72
2025 and thereafter	9
1,123

(6)	The rental expenses for the years ended December 31, 2012, 2013 and 2014 were approximately NIS 290 million, NIS 271 million, and NIS 259 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 55 million at December 31, 2014. See also notes 2(m)(1) and 13.

Described below are the main litigation and claims against the Group:

1.	Consumer claims
a.
Alleged illegal collection of charges, claims or breach of the Consumer Protection Law and Customer agreement claims

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged unlawful collection of charges from customers or alleged breach of the Consumer Protection Law.

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 7,081 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	11	325
NIS 100- 400 million	6	1,048
NIS 400 million -NIS 1 billion	2	1,008
Over NIS 1 billion	2	4,700
Unquantified claims	3	-
Total	24	7,081

With respect to 3 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. The total amount of damages claimed by the plaintiffs against 012 Smile is approximately NIS 128 million. On November 3, 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. On May 10, 2012, the parties signed a settlement agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement, and on May 26, 2013, the court approved the settlement agreement. The parties submitted a revised settlement agreement in December 2014 that was approved by the court in January 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS (continued)

2.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. On June 26, 2013, The Court approved the motion and recognized the lawsuit as a class action. On August 19, 2013, Partner filed a request to appeal to the Supreme Court. On February 21, 2014, the Supreme Court dismissed Partner's request, and a hearing has been set. On January 6, 2015, the parties filed a request to approve a settlement agreement.

3.
On May 12, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled certain subscribers with respect to terms and conditions of a content back up service for cellular handsets. The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. On August 27, 2013, the Court approved the motion and recognized the lawsuit as a class action. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 310 million (other than the 3 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 2 claims in the amount of NIS 61 million (other than the 3 claims mentioned above), the court approved a settlement agreement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS (continued)

b.     Alleged breach of license, Telecom law

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged breaches of licenses or the Communications Law (Telecommunications and Broadcasting).

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 1,048 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	17	396
NIS 100-400 million	3	652
Unquantified claims	1	-
Total	21	1,048

With respect to the claims in the above table, there are 3 claims that the court approved as class actions:

1.
On September 26, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged payments from customers who requested to port-in their phone number from another cellular operator for services which were given to them prior to the completion of the port-in. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 25 million. On March 3, 2013, the Tel-Aviv District Court approved the motion and recognized the lawsuit as a class action. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

2.
On May 6, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for opening handsets that were locked for use on other cellular networks (sim lock). The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 20 million. On August 25, 2013, The Court approved the motion and recognized the lawsuit as a class action.  On October 8, 2013, Partner filed a request to appeal to the Supreme Court. On June 27, 2014, the Supreme Court determined a credit mechanism for the relevant group of customers which the parties are implementing.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS (continued)

3.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to costumers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. On September 3, 2014, The Court approved the motion and recognized the lawsuit as a class action. It should be noted that Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

With respect to 2 claims mentioned in the table above, with a total amount of NIS 84 million (other than the 3 claims mentioned above), the parties filed requests to approve a settlement agreement and with respect to 1 claim in the amount of NIS 71 million (other than the 3 claims mentioned above), the court approved a settlement agreement.

2.    Environmental claims

This category includes two lawsuits and motions for the recognition of these lawsuits as class actions with respect to environmental issues. As of the date of approval of these financial statements, the amounts claimed from this group sum up to NIS 4,610 million. On November 7, 2013, the parties filed requests to approve a settlement agreement for both lawsuits. On July 28, 2014 the Court approved the settlement agreement and on October 20, 2014 the plaintiff filed an appeal with the Supreme Court.

3.     Employees and suppliers claims

This category includes two lawsuits with respect to employees and suppliers issues: a lawsuit and motion for the recognition of this lawsuit as class action in the amount of NIS 100 million and a civil lawsuit in the amount of NIS 40 million.

4.    Other claims

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS (continued)

B.	Contingencies in respect of regulatory demands and building and planning procedures

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

(2)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2014 the Company provided the local authorities with 482 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs. The holders of ordinary shares are entitled vote in the general meetings of shareholders and to receive dividends as declared.

Under the provisions of the Company's licenses (note 1(e)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party.

In 2014 the Company allocated 1,594,850 of the treasury shares to a trustee on behalf of the Company's employees under the Company's Equity Incentive Plan (see (b) below). These shares are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested (restricted shares ("RSA")).

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with the 2004 Equity Incentive Plan (formerly known as the 2004 Share Option Plan (the "Plan")).

On June 18, 2014, the Company's Board of Directors approved certain amendments to the Company's Equity Incentive Plan (the "Plan"). The main amendments to the Plan include: (a) the extension of the Plan for an additional ten years from July 2014 until July 2024; (b) the increase of the number of shares which may be granted under the Plan by 6 million shares, which represents approximately 3.75% of the Company's issued share capital as of June 18, 2014, up to a total of 19,917,000 ordinary shares; and (c) the addition of the ability to allocate restricted shares ("RSA") to the Company's employees and officers and necessary related amendments to the Plan (in particular, regarding the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares). The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 19,917,000, of which 3,309,544 remained ungranted as of December 31, 2014. The vesting of the options and the earning of the restricted shares are subject to vesting /restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs.

The Plan's principal terms of the options include:

-
Exercise price adjustment:

The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: With respect to certain options (depending on the date of the granting of the options), the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or else by the gross dividend amount so distributed per share ("Full Dividend Mechanism").

-
Cashless exercise:  Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2014
	Number of options	Number of RSAs
Granted	23,585,385	1,594,850
Shares issued upon exercises	(6,055,350)
Cancelled upon net exercises, expiration and forfeitures	(8,567,919)	(4,860)
Outstanding	8,962,116	1,589,990
Of which:
Exercisable	4,902,943	-
Vest in 2015	194,583	-
Vest in 2016	1,369,061	530,088
Vest in 2017	1,247,769	529,952
Vest in 2018	1,247,760	529,950

As of December 31, 2014 the company expects to record a total amount of compensation expenses of approximately NIS 44 million during the next four years with respect to the options and restricted shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)	Options status summary as of December 31, 2012, 2013 and 2014 and the changes therein during the years ended on those dates:

	Year ended December 31
	2012		2013		2014
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Balance outstanding at the
beginning of the year	6,452,891	52.98	7,523,748	44.02	6,928,382	43.46
Changes during the year:
Granted	1,795,340	18.42	292,500	25.36	3,897,270	26.25
Exercised	-		(75,640)	13.66	(828,950)	16.30
Forfeited	(449,266)	54.97	(322,009)	30.63	(334,570)	32.83
Expired	(275,217)	56.07	(490,217)	54.31	(700,016)	57.72
Balance outstanding at the end of the year	7,523,748	44.02	6,928,382	43.46	8,962,116	32.08
Balance exercisable at the end of the year	3,723,702	53.61	4,818,696	52.02	4,902,943	47.25
Shares issued	-		41,294		385,943

	Options granted in 2012	Options granted in 2013	Options granted in 2014
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option (NIS)	3.74	6.74	6.92
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	30.46%	34.43%	31.66%
Risk-free interest rate	2.52%	1.78%	1.00%
Expected life (years)	3	3	4
Dividend yield	*	*	*

*   Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

The fair value of RSAs was evaluated based on the stock price on grant date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(4)   Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2014 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2015	201,285	52.40
2016	32,500	29.45
2017	71,000	53.44
2019	1,258,271	51.12
2020	(*) 4,832,290	33.64
2021	1,517,250	47.35
2022	757,020	21.39
2023	150,000	23.61
2024	142,500	33.05
	8,962,116	32.08

(*) Mainly includes the options granted in 2014

c.	Dividends

	For the year ended December 31,
	2012
	Per share in NIS	NIS in millions
Dividends declared during the year	1.03	160
Tax withheld
Previously withheld tax - paid during the year		7
Net Cash flow in respect of dividends during the year		167

In September 2012, the Board of Directors resolved to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general. No dividends were distributed in 2013 and 2014.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Payments to transmission, communication and content providers	1,153	1,073	981
Cost of equipment and accessories	788	664	738
Wages, employee benefits expenses and car maintenance	614	408	366
Depreciation and amortization	641	610	596
Costs of handling, replacing or repairing equipment	140	104	88
Operating lease, rent and overhead expenses	303	312	332
Network and cable maintenance	133	123	120
Payments to internet service providers (ISP)	69	45	29
Carkit installation, IT support, and other operating expenses	80	82	86
Royalty expenses (see note 16 (1))	39
Amortization of rights of use	26	31	37
Other	45	58	46
Total cost of revenues	4,031	3,510	3,419

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Wages, employee benefits expenses and car maintenance	299	231	205
Advertising and marketing	64	55	49
Selling commissions, net	59	72	83
Depreciation and amortization	42	42	45
Operating lease, rent and overhead expenses	45	33	25
Other	42	29	31
Total selling and marketing expenses	551	462	438

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Wages, employee benefits expenses and car maintenance	89	80	71
Bad debts and allowance for doubtful accounts	40	50	39
Professional fees	29	25	27
Credit card and other commissions	33	23	18
Depreciation	17	17	11
Other	28	22	27
Total general and administrative expenses	236	217	193

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Wages and salaries including social benefits, social security costs, pension costs and car maintenance before capitalization	1,002	763	683
Less: expenses capitalized (notes 9, 10)	(61)	(87)	(85)
Service costs: defined benefit plan (note 15)	33	23	19
Service costs: defined contribution plan (note 15)	17	15	17
Share based compensation expenses (note 19(b))	11	5	8
	1,002	719	642

NOTE 21 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2012	2013	2014
	In millions
Unwinding of trade receivables	108	75	47
Other income, net	3	3	2
Capital gain from property and equipment	*	1	1
	111	79	50
* Representing an amount of less than 1 million

NOTE 22 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Net foreign exchange rate gains	8	21
Interest income from cash equivalents	7	7	3
Other	6	1	*
Finance income	21	29	3

Interest expenses	188	171	123
Linkage expenses to CPI	35	46	3
Fair value loss from derivative financial instruments, net	15	12	7
Net foreign exchange rate losses			18
Other finance costs	17	11	11
Finance expense	255	240	162
	234	211	159

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforward for tax purposes, and certain tax deductible depreciation expenses are adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published. Under this law Corporate tax rate was set to of 25% as from 2012 and thereafter.

On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 was published, enacts, among other things, the raising of the corporate tax rate beginning in 2014 and thereafter to 26.5% (instead of 25%). As a result, the deferred tax asset as of December 31, 2013 has increased in the amount of approximately NIS 1 million, with corresponding decrease in deferred tax expenses in the income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2012	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2012	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2013	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2014

Allowance for doubtful accounts	61	(5)		56	(5)		3	54	(10)		44
Provisions for employee rights	17	(6)	4	15	*	2	1	18	(1)	2	19
Depreciable fixed assets and software	(123)	23		(100)	13		(5)	(92)	22		(70)
Intangibles, deferred expenses and carry forward losses	48	(1)		47	(26)		2	23	(16)		7
Options granted to employees	1	(1)		*	1		*	1	*		1
Financial instruments	*	*		-				-			-
Other	9	*		9	(1)		*	8	1		9
Total	13	10	4	27	(18)	2	1	12	(4)	2	10

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2013	2014
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	89	82
Deferred tax assets to be recovered within 12 months	39	35
	128	117
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	94	90
Deferred tax liabilities to be recovered within 12 months	22	17
	116	107
Deferred tax assets, net	12	10

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
Profit before taxes on income,
as reported in the income statements	631	198	241
Theoretical tax expense	158	50	64
Increase in tax resulting from disallowable deductions	5	17	15
Income not subject to tax	(1)		*
Temporary differences and tax losses for which no
deferred income tax asset was recognized	(2)
Utilization of previously unrecognized tax losses and
other temporary differences	(11)	(3)
Taxes on income in respect of previous years	2
Change in corporate tax rate, see (b) above		(1)
Other	2	*	*
Income tax expenses	153	63	79

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
For the reported year:
Current	161	48	72
Deferred, see (c) above	(10)	18	4
Effect of change in corporate tax rate on deferred taxes		(1)
In respect of previous year:
Current	2	(2)	3
Deferred, see (c) above
	153	63	79

f.     Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2011.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2012.

3)
As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2010 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self-assessment will not be regarded as final until December 31, 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million (excluding VAT) and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year; (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years commencing on January 1, 2011. In January 2013, the Audit Committee and Board of Directors approved an extension of the Samsung Products Agreement for an additional period of two years, commencing retroactively on January 1, 2013, under the same terms and conditions, including that the total volume of the annual procurement from Scailex shall remain unchanged. In April 2013, the resolution was approved by the general meeting of shareholders. On December 31, 2014 the Agreement expired.

	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
Transactions with Scailex group	In millions
Service revenues	0.6	0.4	0.3
Acquisition of equipment	288	189	51
Selling commissions, maintenance and other expenses (revenues)	(10)	(2)	(0.1)

	New Israeli Shekels
	December 31,
	2013	2014
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	30	3

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

As described in note 1(a) Scailex was the Company's parent company until January 29, 2013.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	21	20	20
Long term employment benefits	6	5	3
Employee share-based compensation expenses	7	2	2
	34	27	25

	New Israeli Shekels
	December 31,
	2013	2014
Statement of financial position items - key management	In millions
Current liabilities:	5	5
Non-current liabilities:	14	13

c.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

d.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a).

e.
In order to encourage the Company’s executive officers to remain with the Company following the acquisition by S.B. Israel Telecom of 30.87% of our issued and outstanding shares, principally from Scailex, the Company’s Board of Directors, upon the recommendation and approval of its compensation committee, adopted a two-year retention plan on December 17, 2012, that became effective upon change of control on January 29, 2013. According to the terms of the plan, retention payments were made to each of the Company’s eligible executive officers at the first and second anniversaries of the closing of the change of control (January 29, 2013), provided the executive officer had not resigned for reasons other than for certain justified reasons, (as specified in the retention plan) or in case of termination by the Company. The aggregate amount of all retention payments paid was NIS 6.5 million. In addition, on May 22, 2012, the Company’s Board of Directors and audit committee, upon the recommendation and approval of its compensation committee, adopted a retention plan for the CEO according to which the CEO would receive an amount of NIS 1.8 million, provided that the CEO did not resign during the first year of the change of control or his employment was terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

On December 29, 2013, the CEO notified the Company that he irrevocably waived any right to the said retention bonus.

NOTE 25 –EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2012	2013	2014
Profit used for the computation of
basic and diluted EPS (NIS in millions)	478	135	162

Weighted average number of shares used
in computation of basic EPS (in thousands)	155,646	155,658	155,802

Add - net additional shares from assumed
exercise of employee stock options and restricted shared (in thousands)	127	541	598

Weighted average number of shares used in
computation of diluted EPS (in thousands)	155,773	156,199	156,400

Number of options and restricted shares not taken into account in computation of diluted earnings per share, because of their anti-dilutive effect (in thousands)	6,156	5,378	8,101

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – 4G FREQUENCY AWARDED – SUBSEQUENT EVENT

On January 13, 2015 the Company was awarded an additional frequency bandwidth of 5MHz in the 1800MHz spectrum, for a consideration of NIS 33.5 million, as part of the 4G frequencies tender of the MOC.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2014

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2014. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as Form 20-F, includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this report regarding our future performance, revenues or margins, market share or reduction of expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks, see in Form 20-F, "Item 3D. Risk Factors", "Item 4. Information On The Company", "Item 5. Operating And Financial Review And Prospects", "Item 8A.1 Legal And Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2014 NIS 3.889 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Consolidated Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2013	2014
	In millions

Service revenues	3,784	3,408
Equipment revenues	735	992
Total revenues	4,519	4,400

Cost of revenues – Services	2,817	2,655
Cost of revenues – Equipment	693	764
Total Cost of revenues	3,510	3,419
Gross profit	1,009	981

Revenues. Total revenues in 2014 were NIS 4,400 million (US$ 1,131 million), a decrease of 3% from NIS 4,519 million in 2013.

Revenues from services. Annual service revenues totaled NIS 3,408 million (US$ 876 million) in 2014, decreasing by 10% from NIS 3,784 million in 2013.

Revenues from equipment. Equipment revenues in 2014 totaled NIS 992 million (US$ 255 million), an increase of 35% from NIS 735 million in 2013. The increase reflected both an increase in the number of devices sold (largely explained by a significant increase in the sales of tablets and by the launch during 2014 of sales of a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment) and in the average price per device sold due to the change in product mix.

Operating expenses. Operating expenses (selling, marketing, general and administrative expenses) totaled NIS 631 million (US$ 162 million) in 2014, a decrease of 7% from 2013, the decrease largely a result of a decrease in payroll and related expenses, and in bad debt and allowance for doubtful account expenses. See also Note 20 to our consolidated financial statements.

Total operating expenses. Total operating expenses (“Opex”, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 2,590 million (US$ 666 million) in 2014, a decrease of 7% or NIS 201 million from 2013, largely a result of a decrease in payments to transmission, communication and content providers and the impact of efficiency measures undertaken, including the reduction in the Company workforce by approximately 20% on an average basis (average of workforce at beginning and end of year). Including depreciation and amortization expenses, Opex in 2014 decreased by 6% compared with 2013. See also Note 20 to our consolidated financial statements.

Operating profit. Operating profit for 2014 was NIS 400 million (US$ 103 million), a decrease of 2% compared with NIS 409 million in 2013.

Finance costs, net. Finance costs, net in 2014 were NIS 159 million (US$ 41 million), a decrease of 25%, compared with NIS 211 million in 2013. The decrease was mainly due both to a decrease in interest expenses resulting from the lower level of average debt, as well as lower CPI linkage expenses as a result of a decrease of 0.1% in the CPI level in 2014 compared with an increase of 1.9% in 2013. These effects were partially offset by the impact of losses from foreign exchange movements in 2014 compared with foreign exchange gains in 2013.
Profit before income tax. Profit before income taxes for 2014 was NIS 241 million (US$ 62 million), an increase of 22% from NIS 198 million in 2013.

Income taxes on profit. Income taxes on profit for 2014 were NIS 79 million (US$ 20 million), an increase of 25% from NIS 63 million in 2013.

The effective tax rate for 2014 was 33%, compared with 32% in 2013. The increase in the effective tax rate was mainly due to the increase in the statutory rate of corporate tax from 25% in 2013 to 26.5% in 2014. See also Note 23 (b) to our consolidated financial statements.

Profit. Profit for 2014 was NIS 162 million (US$ 42 million), an increase of 20% compared with a profit of NIS 135 million in 2013. Based on the weighted average number of shares outstanding during 2014, basic earnings per share or ADS, was NIS 1.04 (US$ 0.27), an increase of 20% compared to NIS 0.87 in 2013.

Adjusted EBITDA. Adjusted EBITDA in totaled NIS 1,096 million (US$ 282 million), a decrease of 2% from NIS 1,114 million in 2013. As a percentage of total revenues, Adjusted EBITDA in 2014 was 25%, unchanged from 2013.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

Results Of Operation By Segment For The Year Ended December 31, 2014 Compared To The Year Ended December 31, 2013

Cellular Services Business Segment

Total Revenues. Total revenues for the cellular segment in 2014 were NIS 3,556 million (US$ 914 million), a decrease of 1% from NIS 3,610 million in 2013.

Revenues from services. Service revenues for the cellular segment in 2014 were NIS 2,618 million (US$ 673 million), decreasing by 10% from NIS 2,907 million in 2013. The decrease was mainly a result of the price erosion of post-paid and pre-paid cellular services, following increased competition mainly due to the activity of new competitors (new operators and MVNOs), who significantly lowered the price of cellular packages offering unlimited amounts of voice minutes and SMS to extremely low levels (less than US$ 7 per month). As an illustration of the level and increase in competition in the cellular market, approximately 2.4 million cellular subscribers switched operators within the Israeli market (with number porting) in 2014, compared with approximately 1.8 million in 2013, an increase of over 30%.

Significant price erosion was also caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company. In 2014, cellular subscribers switched rateplans or packages over one million times (including subscribers who switched more than once) within the Company, an increase of over 50% in the number of switches compared with 2013.

The decrease also reflected the lower post-paid cellular subscriber base which was approximately 0.7% lower on an average basis (average of subscriber base at beginning and end of year) in 2014 compared with 2013, and the lower pre-paid cellular subscriber base which was approximately 10% lower on an average basis (average of subscriber base at beginning and end of year) in 2014 compared with 2013, as well as lower roaming services revenues, as a result of price erosion in roaming services.

The decrease in service revenues from our subscribers was partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company’s network, particularly as a result of the Right of Use agreement reached with Hot Mobile.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 300 million (US$ 77 million) in 2014, a decrease of 17% from approximately NIS 360 million in 2013, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers who largely moved to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment (including cellular handsets, WI-FI-only tablets, 3G/LTE tablets, laptops, datacards and modems, related equipment, car kits and accessories, and digital audio visual equipment) in 2014 totaled NIS 938 million (US$ 241 million), increasing by 33% from NIS 703 million in 2013. The increase reflected both an increase in the number of devices sold (largely explained by a significant increase in the sales of tablets and by the launch during 2014 of sales of a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment) and in the average price per device sold due to the change in product mix. A significant majority of sales of equipment were offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2014 was NIS 211 million (US$ 54 million), compared with NIS 39 million in 2013, an increase of 441%, reflecting both the relatively high profit margins of sales of devices other than handsets and the increase in the number of devices sold, as explained above.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) decreased by 5% from NIS 2,070 million in 2013 to NIS 1,963 million (US$ 505 million) in 2014. As explained above, this largely reflected decreases in payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013) and a decrease in payroll and related expenses. See also Note 20 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the cellular segment in 2014 amounted to NIS 509 million (US$ 131 million), decreasing by 6% from NIS 544 million in 2013. The decrease mainly reflected a decrease in payroll and related expenses, as well as decreases in bad debts and allowance for doubtful accounts expenses and marketing and advertising expenses, partially offset by higher selling commission, net, expenses, following the increase in the number of sales in 2014. See also Note 20 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,116 million (US$ 544 million) in 2014, a decrease of 5% or NIS 123 million from 2013, largely reflecting a decrease in payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013) and a decrease in payroll and related expenses. See also Note 20 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses also decreased by 5%.

Operating profit. Overall, operating profit for the cellular segment in 2014 was NIS 221 million (US$ 57 million), decreasing by 6% compared with NIS 234 million in 2013, largely reflecting the impact of the decrease in service revenues, partially offset by the increase in gross profits from equipment sales and the reduction of operating expenses, as described above.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 762 million (US$ 196 million) in 2014, decreasing by 3% from NIS 784 million in 2013, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2014 was 21%, compared with 22% in 2013.

Fixed Line Services Business Segment

Total revenues. Total revenues in 2014 for the fixed-line segment were NIS 1,058 million (US$ 272 million), a decrease of 5% compared with NIS 1,117 million in 2013.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 1,004 million (US$ 258 million) in 2014, a decrease of 7% compared with NIS 1,085 million in 2013. The decrease mainly reflected price erosion in fixed-line services including local fixed-lines, international calls and internet services. The price erosion resulted from increased competition in the various fixed-line and ISP markets and the market for international calls. The decrease also reflected lower interconnect revenues following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2014 totaled NIS 54 million (US$ 14 million), an increase of 69% compared with NIS 32 million in 2013. The increase mainly reflected the launch of sales of tablets to fixed-line business segment customers in 2014.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2014 was NIS 17 million (US$ 4 million), compared with NIS 3 million in 2013, an increase of 467%, again mainly reflecting the launch of sales of tablets to fixed-line business segment customers in 2014.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 7% from NIS 747 million in 2013, to NIS 692 million (US$ 178 million) in 2014. The decrease mainly reflected a decrease in payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013), a decrease in payroll and related expenses, and a decrease in payments to internet service providers (ISP).See also Note 20 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the fixed-line segment in 2014 amounted to NIS 122 million (US$ 31 million), a decrease of 10% from NIS 135 million in 2013. The decrease mainly reflected a decrease in payroll and related expenses, as well as a decrease in bad debts and allowance for doubtful accounts expenses for the fixed-line segment. See also Note 20 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the fixed-line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 688 million (US$ 177 million) in 2014, a decrease of 9% or NIS 72 million from 2013. The decrease mainly reflected a decrease in payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013), a decrease in payroll and related expenses, and a decrease in payments to internet service providers (ISP). See also Note 20 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses decreased by 8%.

Operating profit. Operating profit for the fixed-line segment was NIS 179 million (US$ 46 million) in 2014, an increase of 2% compared to NIS 175 million in 2013. The increase in operating profit reflected the impact of the reduction in operating expenses and the increase in gross profit from equipment sales, which more than offset the decrease in service revenues.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment increased by 1% from NIS 330 million in 2013 to NIS 334 million (US$ 86 million) in 2014, for the same reasons as the increase in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2014 was 32%, compared with 30% in 2013.

Annex “C”

Partner Communication Company Ltd.
Legal Department

8 Amal Street
Afeq Industrial Park
P.O.Box 435
Rosh Ha'ayin 48103
Israel
Tel 972-54-7814191
Fax 972-54-7814193
www.orange.co.il

Date: ______________
Dear Mr. ________________

Letter of Indemnification

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertains to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.
Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.6.	Any other liability or expense indemnifiable under any applicable law.

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v)  a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons (including, inter alia, officers and directors nominated on behalf of Partner in Subsidiaries), pursuant to all letters of indemnification issued to them by Partner on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under this Section 3.13 (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I hereto (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to you under this letter and to one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the "Combined Maximum Indemnity Amount"), the Maximum Indemnity Amount for you hereby shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any other indemnification letter containing the Combined Maximum Indemnity Amount.

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15
If the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time (all, as determined and clarified in Section 3.13 above or in the other applicable indemnification letters), such Maximum Indemnification Amount or remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any Event the amount for which each individual director or other indemnified person may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the Event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

[INTENTIONALLY LEFT BLANK]

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of                                                                                                                                    Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that Partner has granted (and may grant) indemnification letters with maximum indemnity amounts different from the Maximum Indemnity Amount under this letter (including, without limitation, the Combined Maximum Indemnity Amount) and consequently, the beneficiaries of those indemnification letters may receive higher indemnification amounts than me, and I will have no claim against Partner in that respect. I am also aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.
Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.
Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.
Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.
The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.	Any action or decision in relation to work safety and/or working conditions.

20.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.
Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the  effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.
Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by Scailex Corporation Ltd., any affiliates thereof or any other Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.
Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.
A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.
* * * * *

  Annex “D”

  Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
None of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3.

1	Amendment No. 52

2	Amendment No. 3

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

3	Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4	Amendment No. 25

5	Amendment No. 9

6	Amendment No. 28

7	Amendment No. 31

8	Amendment No. 31

9	Amendment No. 25

10	Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License(in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

11
Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters.

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;
(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

12	Amendment No. 10

Annex “E”

The terms of office and employment of the former CEO,

Mr. Haim Romano

Annual management fee: Approximately NIS 2.4 million.

Car: The Company bore the costs of car usage and maintenance, and grossing up of the tax in respect thereof.

Annual bonus assuming full achievement (100%) of the Company’s targets: Approximately NIS 3 million.

In fact, Mr. Romano waived his bonuses for the years 2012, 2013 and 2014 at the sums of NIS 2.6 million, NIS 2.6 million and NIS 2 million, respectively; i.e., a cumulative total of approximately NIS 7.2 million.

Equity incentive: The Company granted options to Mr. Haim Romano on three occasions:

1.	800,000 options were granted in October 2011, at the value (according to a B&S model) of approximately NIS 3.6 million;

2.	150,000 options were granted in May 2013, at the value (according to a B&S model) of approximately NIS 1 million;

3.	150,000 options were granted in May 2015, at the value (according to a B&S model) of approximately NIS 0.6 million.

In total: 1.1 million options, at the inclusive value (according to a B&S model on the grant dates) of approximately NIS 5.2 million. The exercise price was determined according to the average share price on the TASE during the 30 days preceding the grant date.

Retention bonus: At the sum of NIS 1.8 million, which Mr. Romano waived, according to his notice to the Company in December 2013.

For additional details about Mr. Haim Romano’s terms of office, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 “Item 6. Directors, Senior Management and Employees - Item 6B. Compensation”.

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: September 9, 2015

Partner Communications Company Ltd.

Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company

Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting

Annual General Meeting (the “AGM”) will be held on Tuesday, October 27, 2015 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items 4-8 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the shareholders’ convenience, items 1-3  on the agenda, which are not subject to the Regulations Procedure, are set forth below:

1.
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2014, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2014; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2014 and the report of the Board of Directors for such period.

The items on the agenda, which are subject to the Regulations Procedure, are set forth below:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

4.
Aprroval of the re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie (Arik) Steinberg, Mr. Ori Yaron and Mr. Yehuda Saban (collectively, the “Appointed Directors”); approval (or approval and ratification, as the case may be) of the compensation terms of several directors; approval that these directors will continue to benefit from the Company's existing D&O insurance policy; approval that the directors who have indemnification letters will continue to benefit from the indemnification thereunder; and to approve and ratify (subject to the adoption of Resolution 5 below) that Mr. Yehuda Saban will benefit from the indemnification under said resolution.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting, unless otherwise provided in the Company’s Articles of Association, and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, and notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen served as a General Partner of Viola Private Equity from January 2008 until March 2013. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd., the investment banking services arm of the Leumi Group, where she was responsible for the Group’s Private Equity portfolio. Between 2004 and 2007, Ms. Ronen led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Prior to these positions, Ms. Ronen served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Ms. Ronen serves on the Board of Directors of Mizrahi-Tefahot Bank Ltd. and Fox-Wizel Ltd. and also serves as an advisor to Liquidnet, Inc. and leading its activity in Israel. Ms. Ronen served on the Boards of Directors of several companies including: the Paz Group, Direct-I.D.I. Insurance Company Ltd., Leumi Card Ltd., Arab Israeli Bank, Orad Hi-tech Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., Degania Medical Ltd., Matomy Media Group Ltd. and Leumi Mortgage Bank. Ms. Ronen holds a B.Sc. in mathematics and computer science and an M.B.A., both from Tel Aviv University.To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968), as amended (the “Israeli Securities Law”) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which becomes vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, on April 29, 2015, the Board of Directors has elected Mr. Yehuda Saban as a director of the Company. The service of the Mr. Yehuda Saban was recommended by the court approved receiver with respect to most of the shares of Scailex Corporation Ltd. (“Scailex”) in the Company. As reported in 2012 by Scailex, S.B. Israel Telecom Ltd., the Company's principal shareholder (“S.B.”) and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them). Additionally, subject to the provisions of any law, S.B. and Scailex agreed to take all action, including their voting power in the shareholders meetings of Partner, to ensure that the composition of the Company's Board of Directors will generally be: a majority of candidates recommended by S.B. and two candidates recommended by Scailex (as long as the cumulative holdings of Scailex and its related parties in the Company is equal to 10% or more of the Company's share capital, or one candidate if such holdings are less than 10% but equal to or greater than 5%, or no candidate if such holdings are less than 5%). On December 31, 2014, Mr. Yahel Shachar, who served as a director of the Company on behalf of Scailex, resigned from the Company's Board of Directors, effective as of that date.

The Appointed Directors will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Mr. Barry Ben Zeev (Woolfson) and Dr. Michael Anghel as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Adam Chesnoff, Dr. Michael Anghel, Mr. Barry Ben Zeev (Woolfson), Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Ms. Osnat Ronen, Mr. Yoav Rubinstein,  Mr. Arie Steinberg and Mr. Yehuda Saban were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben Zeev (Woolfson), Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and Dr. Anghel, Mr. Ben Zeev (Woolfson) and Mr. Steinberg also qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have noted the respective personal interests (as the term "Personal Interest" is defined in the Companies Law) of the Appointed Directors and of Ms. Osnat Ronen in this matter.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM: (a) to approve the compensation of the Appointed Directors (excluding Mr. Yehuda Saban) and Ms. Osnat Ronen, commencing from the close of the AGM, and to approve and ratify the compensation of Mr. Yehuda Saban, commencing from the date of his appointment (April 29, 2015), for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders (the “Compensation”); (b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of their role as directors of each of the Appointed Directors and Ms. Osnat Ronen, as determined by the Compensation Committee.  The Compensation Committee has determined that the reasonable expenses shall include the following expenses: taxi fare (as needed, upon submission of receipts); in case of international traveling - traveling expenses, including business class airline tickets; hotel expenses (up to a budget of $300 per night); and additional expenses (Per diem - $80, communication expenses and travel insurance) (such expenses, as may be updated by a non-significant amount by the Compensation Committee, from time to time, the “Reasonable Expenses”); and (c) to approve that the Appointed Directors and Ms. Ronen will continue to benefit from the Company's existing D&O insurance policy.

In addition, the Compensation Committee and Board of Directors have also resolved and recommended to the shareholders at the AGM, to approve and ratify,  subject to the adoption of Resolution 5 below, that Mr. Yehuda Saban will benefit from indemnification under said resolution and resolved and recommended to the shareholders at the AGM, to approve that the Appointed Directors (except for Mr. Yehuda Saban) and Ms. Ronen who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect.

It should be noted that the proposed compensation plan for the Company's directors is in accordance with the Compensation Policy for the Company's Office Holders, that was approved by the shareholders at an Extraordinary General Meeting on October 17, 2013 (the “Compensation Policy”) and in line with Amendment No. 20 to the Israeli Companies Law ("Amendment No. 20") and that the relevent factors were considered (in line with Amendment No. 20), all as detailed in the Proxy Statement dated September 9, 2015 distributed with this Deed of Vote ("Proxy Statement").

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company; and of MNC Sky Vision Ltd., Indonesia’s largest pay television operator. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in Economics and Management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Adam Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Adam Chesnoff was born on 15.11.65; I.D. No. 022113567; Citizenship: Israeli; Living in California, USA (His address for service of process is Saban Capital Group, 10100 Santa Monica blvd., LA, CA 90067).

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors and as a member of the Security Committee on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group. Mr. Shalev was the founder of Channel 2 news and from 1993 to 1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of "Yediot Aharonot", and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB group.. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (YES) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in Political Science from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.Mr. Elon Shalev was born on 26.7.51; I.D. No. 050705276; Citizenship: Israeli; Residing at: 70 Yeshua Ben Nun Street, Tel-Aviv.

Mr. Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer and senior vice president of Saban Capital Group, Inc. ("SCG"). In this position, Mr. Gluckman is responsible for all financial, accounting and tax functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience prior to joining SCG includes international and domestic advisory work in the London and Southern California practices of Deloitte.  Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the National Board of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in Economics from Wharton Business School and studied at the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Fred Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Fred Gluckman was born on 18.1.71; US Passport. No. 476326003; Citizenship: American; Living in California, USA (His address for service of process is Saban Capital Group, 10100 Santa Monica blvd., LA, CA 90067).

Mr. Sumeet Jaisinghani was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Jaisinghani is a Managing Director of Saban Capital Group, Inc. (“SCG”), is responsible for SCG’s principal investment activities in Asia and is head of SCG’s Singapore office. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment Ltd. (CTE) and an observer on the Board of Directors of Giosis Pte Ltd (Qoo10). Mr. Jaisinghani played a key role in SCG’s investments in Partner, Media Nusantara Citra, Global Mediacom, CTE and Qoo10. Mr. Jaisinghani was also involved with SCG’s controlling investment in Bezeq Telecommunications Company Ltd. until its sale in April 2010. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in finance and management, with high distinction, from Indiana University’s Kelley School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Sumeet Jaisinghani was born on 1.10.84; US Passport. No. 480408618; Citizenship: American; Living in Singapore (His address for service of process is Saban Capital Group (Asia) Pte. Ltd., 12 Marina Boulevard, #17-01, Marina Bay Financial Centre, Tower 3, Singapore 018982).

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Yoav Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Yoav Rubinstein was born on 7.5.73; I.D. No. 016447153; Citizenship: Israeli; Residing at: 4 Hatziporen Street, Ramat Hasharon.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (yes), Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Arieh Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Arieh Saban was born in 1947; I.D. No. 064902083; Citizenship: Israeli; Residing at: 59 Kaplan Street, Herzaliya.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999 - 2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group as well as a director of Maalot (the Israeli affilate of Standard and Poor's). Prior to that, Mr. Steinberg served as Managing Director of Etgar - Portfolio Management Trust Co., owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Arie Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Arie Steinberg was born on 28.1.1965; I.D. No. 059222661; Citizenship: Israeli; Residing at: 8 Yiftach Street, Ramat Hasharon.

Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron is a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in Economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Ori Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Ori Yaron was born on 2.11.1965; I.D. No. 022150213; Citizenship: Israeli; Residing at: 17A Baruch Agadati Street, Tel-Aviv.

Mr. Yehuda Saban was appointed to the Board of Directors of Partner on April 29, 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling Avner oil exploration. Previously Mr. Saban served over 6 years in various capacities with the budget department of the Finance Ministry as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During these years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban holds a B.A. in Economics & Business Management (Graduated with Honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. Mr. Yehuda Saban was born on 9.9.1978; I.D. No. 035733443; Citizenship: Israeli; Residing at: 7 Hovevei Zion Street, Tel-Aviv.

As described above, Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-elect Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Arie Steinberg, Mr. Ori Yaron and Mr. Yehuda Saban, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED: (A) to approve the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein and Mr. Arieh Saban and to approve and ratify the Compensation of Mr. Yehuda Saban; (B) to approve and ratify the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) to approve that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy; (D) to approve that the directors listed above in clause (A) who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect; and (E) to approve and ratify (subject to the adoption of Resolution 5 below) that Mr. Yehuda Saban will benefit from indemnification under said resolution;

(iii)
RESOLVED: (A) to approve the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) to approve and ratify the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's existing D&O insurance policy; and (D) to approve that Ms. Osnat Ronen and Mr. Arie Steinberg who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect; and

(iv)	RESOLVED: these resolutions are in the best interest of the Company.”

5.	Approval and ratification of the grant of an Indemnification Letter to Mr. Yehuda Saban.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify and to undertake in advance to indemnify directors and other office holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses they will incur, as a result of an action or inaction by them in their capacity as a director or office holder of the Company, as described in the Proxy Statement.

At the Extraordinary General Meeting of shareholders held on October 17, 2013, the shareholders of the Company approved the grant of a revised indemnification letter (the “Revised Indemnification Letter”) to the directors nominated by S.B. and Scailex, who were serving on the Board of Directors at that time, for serving as the Company's director, or as a director or office holder on behalf of the Company in other companies. The Revised Indemnification Letter is attached hereto as Annex “C” to the Proxy Statement. The grant of an indemnification letter to the rest of the directors currently serving on the Board of Directors - Dr. Michael Anghel, Mr. Barry Ben Zeev (Woolfson), Ms. Osnat Ronen and Mr. Arie Steinberg - was approved at the Annual General Meeting held on May 8, 2012.

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to all indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount in the Revised Indemnification Letter, for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter, will not exceed 25% of shareholders equity according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment (the “Maximum Indemnity Amount”).

It is hereby proposed to issue to Mr. Yehuda Saban, who was appointed as a director on April 29, 2015 and has not yet been issued an indemnification letter, with respect to his serving as a director in the Company or as a director or office holder on behalf of the Company in other companies, the Revised Indemnification Letter, effective April 29, 2015.

It should be noted that the relevant factors in line with Amendment No. 20 were considered in this matter, as set forth in the Proxy Statement.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Compensation Committee and the Board of Directors of the Company have resolved and recommended to the shareholders at the AGM to approve and ratify, the grant of the Revised Indemnification Letter to Mr. Yehuda Saban, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner’s current activities, and resolved that such resolutions are in the best interest of the Company. The Compensation Committee and the Board of Directors have noted the Personal Interest of Mr. Yehuda Saban and the directors nominated by S.B. or Scailex in this matter.

As described above under item 4, Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yehuda Saban and to provide him with an Indemnification Letter;

(ii)
RESOLVED: the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner’s current activities; and

(iii)	RESOLVED: these resolutions are in the best interest of the Company.”

6.
Approval of re-appointment of Mr. Barry Ben Zeev (Woolfson) as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company’s D&O insurance policy and indemnification.

Mr. Barry Ben Zeev serves as an external director (Dahatz) of the Company and his term of office expires on October 27, 2015.

The Audit Committee and Board of Directors approved and recommended to the shareholders at the AGM to approve, the re-appointment of Mr. Barry Ben Zeev as an external director (Dahatz) for a third term of three years, commencing on October 28, 2015. Our Audit Committee and our Board of Directors noted Mr. Barry Ben Zeev's unique and extensive experience in banking and capital markets, while at the same time Mr. Ben Zeev has finance and corporate-strategy expertise. The Audit Committee and Board of Directors determined that, due to Mr. Ben Zeev's unique expertise and contribution to the operation of the Board of Directors and its Committees, re-electing Mr. Ben Zeev to another term is in the Company’s best interest. The directors noted that Mr. Ben Zeev’s independence is apparent from his actions and the views he expresses in meetings of the Board of Directors and its Committees particularly, since during Mr. Ben Zeev’s service as an external director (Dahatz) of the Company, the Company had two different Controlling Parties (as stated in the Israeli Companies Law), which also shows lack of ‘linkage’ of Mr. Ben Zeev to any of them. Mr. Ben Zeev’s financial expertise is apparent in his forward looking comprehension of the financial challenges that the Company faced and his long term vision of the challenges that the Company has yet to face. His deep understanding of the Company's activities together with his financial and strategic expertise as well as his vast experience as chairman of the Audit and Compensation Committees that uphold proper corporate governance of the Company and accompanying Partner over the years are a significant contribution to the Company's performance.  The Audit Committee and Board of Directors have noted the personal interest of Mr. Ben Zeev.

Mr. Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner as an external director (dahatz) in October 2009 and serves as the chairman of the Audit Committee and Compensation Committee and as a member of the Debt Committee. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006,  Chairman of Poalim Asset Management during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ellomay Capital Ltd., Poalim Asset Management UK Ltd., Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta'asiya Ltd., Kali Pension Administration Management Ltd. and Altshuler Provident and Pension Ltd. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007. Mr. Ben Zeev holds a B.A. in Economics and an M.B.A both from Tel-Aviv University. To the best knowledge of the Company and the Company’s Directors, Mr. Barry Ben Zeev is not a “Family Member” (as defined in the Securities Act of 1968) of another “Interested Party” (as defined in clause (1) of the definition in the Securities Act of 1968) in the Company. Mr. Ben Zeev  was born on 19.3.1952; I.D. No. 051205508; Citizenship: Israeli; Residing at: 9 Shmuel Shnitser St., Tel-Aviv.

Mr. Ben Zeev was determined by the Board of Directors to be an “accounting and financial expert” under the Israeli Companies Law and regulations promulgated thereunder . In addition, Mr. Ben Zeev also qualifies as an independent director according to U.S. law.

The Company wishes to continue remunerating Mr. Barry Ben Zeev according to the “relative method” of remuneration under the Companies Regulations (Rules for the Compensation and Expenses for an External Director) (2000), as amended (the “Remuneration Regulations”) by paying Mr. Barry Ben Zeev the same remuneration that the Company pays its “other directors” and its additional external director (Dr. Michael Anghel). Therefore, the Company wishes to pay Mr. Barry Ben Zeev, commencing from the date of his re-appointment (October 28, 2015), an annual fee of NIS 180,000 (one hundred and eighty thousand NIS) per annum and an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Remuneration”) plus reimbursement of certain expenses.

The Audit Committee, the Board of Directors and the shareholders of the Company have resolved in 2008 that, in the event that options will be granted to Company directors, the Company will grant options to the Company's external directors in a manner complying with the Remuneration Regulations. Such resolution shall continue to apply to Mr. Barry Ben Zeev, if and to the extent permitted by the Compensation Policy at the relevant time.

The Compensation Committee and Board of Directors have noted the personal interest of Mr. Ben Zeev and, subject to his re-appointment, approved, and recommended to the shareholders at the AGM to approve, the payment of the Remuneration to Mr. Ben Zeev and the reimbursement of expenses to him as set forth in the Remuneration Regulations. The Compensation Committee and Board of Directors have also approved, and recommended to the shareholders at the AGM to approve, as previously approved by the shareholders, that Mr. Ben Zeev will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification letter, which will continue in full force and effect.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

As reported in 2012 by Scailex, S.B., and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-appoint Mr. Barry Ben Zeev as an external director (Dahatz) of the Company for one additional term of three years in accordance with the Israeli Companies Law, commencing on October 28, 2015;

(ii)
RESOLVED: to approve the payment of the Remuneration and the reimbursement of expenses as set forth in the Remuneration Regulations to Mr. Barry Ben Zeev. In the event that options will be granted to Company directors, the Company will grant options to Mr. Barry Ben Zeev in a manner complying with the Remuneration Regulations, if and to the extent permitted by the Company's Compensation Policy at the relevant time. Mr. Ben Zeev will continue to benefit from the Company's D&O insurance policy (as in effect from time to time) and from his existing indemnification letter, which shall continue in full force and effect; and

(iii)
RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter is required for the approval of item no. 6 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting “Controlling Parties“ (as stated in the Israeli Companies Law including section 268 thereof, “Controlling Parties“) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder constitutes a Controlling Party in the Company or has a Personal Interest in the appointment approval (other than a Personal Interest not resulting from relations to the Controlling Party) or not, as a condition for that shareholder's right to vote and be counted with respect to item no. 6 on the agenda. A shareholder voting, by means of a Deed of Vote, may include such notice with regard to a Controlling Party interest or a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours (72) prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions

7.	Approval of severance terms of the outgoing C.E.O Mr. Haim Romano

On May 19, 2015, the Company announced that Mr. Haim Romano, the Company’s CEO at the time, requested to resign from office and the Company’s Board of Directors accepted his resignation. Mr. Haim Romano resigned from office in the Company on July 1, 2015. Mr. Haim Romano was appointed as CEO of the Company in October 2011 and served for over three years as CEO of the Company, during which he worked incessantly to implement the Company’s vision, despite the Company’s challenging business reality and the stormiest competitive environment in the history of the Israeli telecommunications market. It should be noted that Mr. Romano assumed the office of the Company’s CEO while dramatic changes were underway in the telecommunications market, being cognizant of the anticipated challenges, out of his commitment and determination to maximize the business results, given that reality.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

Under the Israeli Companies Law, and in accordance with Amendment No. 20 and the Company's Compensation Policy, the severance bonus terms for a company's CEO require approval of the company's organs. The Company has the discretion to grant severance bonuses to office holders, including the company's CEO ad hoc, only under exceptional circumstances and based on reasons of great importance, which shall be detailed in the resolutions of the Company's relevant organs.

"Severance Bonus" – in accordance with the Company's Compensation Policy, the severance bonus shall be granted commensurate to the terms of employment of an office holder,  shall be calculated based on his ongoing remuneration and shall not exceed 25% of the ongoing remuneration for each year of employment at the Company. The severance bonus will be determined while taking into consideration the office holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, and shall be calculated while considering the Company’s performance during the office holder’s incumbency, as shall be decided by the Board of Directors. In addition, the decision making  with regards to the severance bonus shall take into account the circumstances of the office holder’s severance and how they affect the office holder’s right to the severance bonus.

For the terms of office of Mr. Haim Romano1, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 “Item 6. Directors, Senior Management and Employees - Item 6B. Compensation” and Annex "E".

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed severance terms (in line with Amendment No. 20 and the Company's Compensation Policy), and examined whether the grant of the Proposed Severance Bonus (as defined below) complies with the requirement for a close link between payments and performance, while protecting the interests of the Company and its shareholders while examining relevant benchmarks, market trends, particularly of dual listed companies and compliance with covenants, as described in the Proxy Statement. Furthermore, the Compensation Committee of the Company discussed Mr. Haim Romano's severance terms at two separate meetings. Thereafter, it referred the severance terms to be discussed by the Board of Directors. The Board of Directors has considered this matter of Mr. Romano's severance terms based on the thorough considerations set forth above and resolved to approve and to recommend to the shareholders of the Company to approve the Proposed Severance Bonus as defined at the Proxy Statement.

In accordance with Section 7.1.3 of the Compensation Policy and insofar as the law permits this, if the shareholders oppose the approval of a Compensation Plan2, the Compensation Committee and Board of Directors may approve the Plan, in “special cases”, notwithstanding shareholders’ opposition, after having held another discussion of the terms of the Compensation Plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, to approve the Proposed Severance Bonus defined at the Proxy Statement.

1 Mr. Romano was holding office through a management company.

As described above in Item 4, Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the grant of the Proposed Severance Bonus to Mr. Haim Romano; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 7 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 7on the agenda or not, as a condition for that shareholder’s right to vote and be counted with respect to this item. A shareholder voting by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

2 “Compensation Plan” – a plan that relates to the terms of office or employment of an office holder or a number of office holders of the Company, in relation to a particular matter or a variety of matters (according to the Company's Compensation Policy)

8.	Approval of the terms of office and employment of the CEO of the Company, Mr. Isaac Benbenisti

On May 19, 2015, the Board of Directors of the Company announced the appointment of Mr. Isaac Benbenisti, who was the Deputy CEO at that time, to the office of CEO of the Company, effective July 1, 2015 (“Office Commencement Date”).

According to that stated, presented herewith for approval are the terms of office and employment of the CEO and the Company’s engagement in a management services agreement with Marco Polo Craft Ltd., a private company wholly owned by Mr. Isaac Benbenisti (“Management Company”) for the receipt of general management services of the Company, in the position of the Company’s CEO through Mr. Benbenisti only ("Management Agreement"), as of the Office Commencement Date.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

Pursuant to section 272 (C.1.)(1) of the Companies Law, a company’s engagement with the company’s general manager in relation to his terms of office and employment that conforms to the compensation policy, must be approved by the compensation committee, the board of directors and the general meeting of the shareholders by a special majority set forth in section 267A of the Companies Law.

The Compensation Committee of the Company discussed the terms of office and employment of the Company’s CEO and the Company’s engagement in the Management Agreement at two separate meetings afterwhich the Company’s Board of Directors discussed the matter at two additional meetings. The directors determined that Mr. Benbenisti’s terms of office and employment are in accordance with the Company’s Compensation Policy.

The Compensation Committee and the Board of Directors considered the provisions of the Compensation Policy, which include, inter alia, the requirement that compensation be linked to performance and that a correlation must be made between the interests of the Company’s CEO and the interests of the Company and its shareholders, while examining criteria, relevant benchmarks and market trends.

Prior to the meetings that approved Mr. Benbenisti’s terms of office and employment, data were presented to the Compensation Committee and to the Board of Directors of the Company with regard to: the CEO’s package of terms of office and employment according to the Management Agreement; with regard to the Compensation Policy and its implications in terms of the cost of employing him at the Company; with regard to the comparative analysis conducted by Prof. Moshe Zviran of the terms of office and employment of CEOs at companies comparable to the Company; with regard to the terms of office and employment of the former CEO, Mr. Haim Romano and data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on labor relations in the Company.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The rationale of the Compensation Committee and the Board of Directors for approving the terms of office and employment of the Company’s CEO are set forth in the Proxy Statement.

Considering the set of parameters and considerations, as well as the arguments specified in the Proxy Statement, and considering, inter alia, the size of the Company, and the scope, complexity and nature of its operations, considering the complexity of the office and the degree of responsibility being imposed on Mr. Isaac Benbenisti, the Compensation Committee and the Board of Directors determined that the terms of employment of the CEO, Mr. Isaac Benbenisti, are fair, reasonable and customary, under the circumstances The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, and therefore to approve the terms of office and employment of the CEO, Mr. Isaac Benbenisti;.

In accordance with Section 7.1.3 of the Compensation Policy, insofar as the law permits this, if the shareholders oppose the approval of a Compensation Plan, the Compensation Committee and Board of Directors may approve the Plan, in “special cases”, notwithstanding shareholders’ opposition, after having held another discussion of the terms of the Compensation Plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and determined that this resolution is in the best interest of the Company.

As described above in Item 4, Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the terms of office and employment of the CEO, Mr. Isaac Benbenisti; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 8 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 8 on the agenda or not, as a condition for that shareholder’s right to vote and be counted with respect to this item. A shareholder voting by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

For further details in respect of the items on the AGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated September 9, 2015 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:

The required majority for the approval of item 1 on the agenda, which is not subject to the Regulations Procedure, and of items 4(i) and 4(iii) on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Company's Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter. No vote is required in connection with the discussion of items 2-3 on the agenda.

The required majority for the approval of items 4(ii), 5, 6, 7 and 8 on the agenda, which are subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items 4(ii), 5,  6, 7 and 8 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the AGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 72 hours prior to the time of the AGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Nomi Sandhaus, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of items 4-8 on the agenda is: September 28, 2015.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: October 15, 2015.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the AGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than September 16, 2015. In such case, the Company will file an amended agenda and an amended Deed of Vote no later than September 23, 2015. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of September 08, 2015 the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 7,871,114 Ordinary Shares.

As of September 08, 2015, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 5,128,716 Ordinary Shares3.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items 4-8), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding item 1 on the agenda, which is not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

3
For the purpose of this calculation, the shares that are held by the Company’s controlling party include all shares that are held by S.B. Israel Telecom Ltd. and, due to the Shareholders Agreement between S.B. Israel Telecom and Scailex Corporation Ltd., also the shares of Scailex (including 6,443,050 shares owned by Scailex which are subject to the formal order of the Tel-Aviv-Jaffa District Court and are controlled by the receiver appointed by the court and excluding 750,000 shares that recently were transferred by Scailex to the trustees of noteholders of (Notes Series G-I and Notes Series 1).

   Partner Communications Company Ltd.

Date: _________, 2015

  Addendum

  Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Nomi Sandhaus, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Tuesday, October 27, 2015 at 10:00 Israel time.

Type of meeting: Annual General Meeting

The Record Date: September 18, 2015.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
    Country of organization: ___________________________________

Item No.	Subject of the Resolution	Votea	In respect of a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Comany, a “Senior Office Holder” or an “Institutional Investor”b?

In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval or not, a “Senior Office Holder” or an “Institutional Investor”b?

	For	Against	Abstain	Yesc	No	Yesc	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
				Irrelevant		Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2014, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2014.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant		Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2014 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant		Irrelevant

a If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

b Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

Item No.		Subject of the Resolution	Votea
In respect of a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Comany, a “Senior Office Holder” or an “Institutional Investor”b?

In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval or not, a “Senior Office Holder” or an “Institutional Investor”b?

			For	Against	Abstain	Yesc	No	Yesc	No
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban,Mr. Ori Yaron , Mr. Arie (Arik) Steinberg and Mr. Yehuda Saban to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.
Irrelevant
(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Ori Yaron and approval and ratification of the Compensation of Mr. Yehuda Saban; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy and ; (D) approval that the directors listed above in clause (A) who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect; and (E) approval and ratification (subject to the adoption of Resolution 5 below) that Mr. Yehuda Saban will benefit from indemnification under said resolution.
Irrelevant
(iii)
(A) approval of the Compensation of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue to benefit from the Company's existing D&O insurance policy and ; and (D) approval that Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect.
						Irrelevant		Irrelevant
This item is subject to the Regulations Procedure.
5)		Approval and ratification of the grant of an Indemnification Letter to Mr. Yehuda Saban. This item is subject to the Regulations Procedure.						Irrelevant
6)
Approval of re-appointment of  Mr. Barry Ben Zeev as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification.

This item is subject to the Regulations Procedure.
Irrelevant
7)		Approval of the severance terms of the former CEO Mr. Haim Romano. This item is subject to the Regulations Procedure.						Irrelevant
8)		Approval of the terms of office and employment of the CEO of the Company, Mr. Isaac Benbenisti. This item is subject to the Regulations Procedure.						Irrelevant

Regarding the resolutions on items 4-8 why do I have a “Personal Interest” in the resolutions, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

__________________________________________________________________________________________________________________________________________________________________________________________________________________

__________________________________________________________________________________________________________________________________________________________________________________________________________________

__________________________________________________________________________________________________________________________________________________________________________________________________________________

* * *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.
Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

•	Yes. I approve the declaration below.
•	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ___________ Title: __________________ Date: __________________

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

e Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:           Partner Communications Company Ltd. (the “Company”)

Attn:       Nomi Sandhaus, Adv., Company Secretary

Re: Annual General Meeting of Shareholders to be held on
            Tuesday, October 27, 2015 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions on items 4(ii), 5, 6, 7, and 8  whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

1	If an X is not marked in either column, the vote shall be considered as an abstention on the relevant item.. If an X is marked in more than one column, the vote shall be disqualified.

2
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

3
Pursuant to the Israeli Companies Law and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, shareholders who will not attend the meeting in person may vote with respect to items 4-6, 7(ii), 8 and 9 on the agenda by the Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and these regulations (the “Regulations Procedure”).

4
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 7). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Item No.	Subject of the Resolution	Vote5
In respect of a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”4?

In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval or not, a “Senior Office Holder” or an “Institutional Investor”4?

		For	Against	Abstain	Yes6	No	Yes 6	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.7
					Irrelevant		Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2014, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2014.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant		Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2014 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant		Irrelevant

5	If an X is not marked in either column, the vote shall be considered as an abstention on the relevant item.. If an X is marked in more than one column, the vote shall be disqualified.

6
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

7
Pursuant to the Israeli Companies Law and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, shareholders who will not attend the meeting in person may vote with respect to items 4-6, 7(ii), 8 and 9 on the agenda by the Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and these regulations (the “Regulations Procedure”).

2

No.	Subject of the Resolution	Vote5	In respect of a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”4?
In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval or not, a “Senior Office Holder” or an “Institutional Investor”
4)	(i)
Approval of the re-election of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Ori Yaron, Mr. Arie (Arik) Steinberg and Mr. Yehuda Saban to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.
		Irrelevant	Irrelevant
(ii)
(A) approval of the Compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Ori Yaron and approval and ratification of the Compensation of Mr. Yehuda Saban; (B) approval and ratification of the reimbursement of Reasonable Expenses of each of the directors listed above in clause (A); (C) approval that the directors listed above in clause (A) will continue to benefit from the Company's existing D&O insurance policy and ; (D) approval that the directors listed above in clause (A) who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect; and (E) approval and ratification (subject to the adoption of Resolution 5 below) that Mr. Yehuda Saban will benefit from indemnification under said resolution.
Irrelevant
(iii)
(A) approval of the Compensation of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; (B) approval and ratification of the reimbursement of Reasonable Expenses of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; (C) approval that Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue to benefit from the Company's existing D&O insurance policy and ; and (D) approval that Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect.
		Irrelevant	Irrelevant
This item is subject to the Regulations Procedure.

3

Item No.	Subject of the Resolution	Vote5	In respect of a transaction’s approval pursuant to sections 255 and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”4?
In respect of appointment of an external director (dahatz) pursuant to sections 239(b) or 245(a1) of the Israeli Companies Law - are you a “Controlling Party” in the Company, an “Interested Party”, having a “Personal Interest” in the appointment approval or not, a “Senior Office Holder” or an “Institutional Investor”4?
5)	Approval and ratification of the grant of an Indemnification Letter to Mr. Yehuda Saban. This item is subject to the Regulations Procedure.		Irrelevant
6)
Approval of re-appointment of  Mr. Barry Ben-Zeev as an external director (Dahatz), approval of his remuneration, and approval that no change is made to his right to benefit from the Company's D&O insurance policy and indemnification.
This item is subject to the Regulations Procedure.
Irrelevant
7)	Approval of the severance terms of the former CEO Mr. Haim Romano. This item is subject to the Regulations Procedure.		Irrelevant
8)	Approval of the terms of office and employment of the CEO of the Company, Mr. Isaac Benbenisti. This item is subject to the Regulations Procedure.		Irrelevant

4

In connection with the resolutions on items 4(ii), 5, 6, 7 and 8 why do I have a “Personal Interest” in the resolutions, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?
______________________________________________________________________________________________________________________________________________________
___________________________________________________________________________

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)8:

•	Yes. I approve the declaration below.
•	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)9; or (ii)  any other license granted, directly or indirectly, to Partner10.

Date: _____________
__________________________ Signature Name (print):_______________ Title: _____________________

8
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

9	A translation of sections 21-24 of the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Authorization.

10
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: September 09, 2015